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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


Yosemite Mortgage Fund II, LLC
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

California                                               943394131
--------------------------------------------------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

414 13th Street, Suite 400, Oakland, California                    94612
--------------------------------------------------------------------------------
          (Address of principal executive offices)               (Zip Code)

Issuer's telephone number (  510   )  452-9144
                          ------------------------------------------------------

Securities to be issued under Section 12(b) of the Act:

      Title of each class                      Name of each exchange on which
       to be so registered                     each class is to be registered

------------------------------------        ------------------------------------

------------------------------------        ------------------------------------

Securities to be registered under Section 12(g) of the Act:

Units of LLC interest
--------------------------------------------------------------------------------
                                (Title of class)


--------------------------------------------------------------------------------
                                (Title of class)

        PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
                       CURRENTLY VALID OMB CONTROL NUMBER.

                                     PART I

The Registrant, a Small Business Issuer, provides the following information required by Items 6-12 of Model B of Form 1-A, as well as the information required by Part II, Part F/S, and Part III, below.

FORWARD-LOOKING STATEMENTS

Some of the information in this Form 10-SB may contain forward-looking statements. Uses of the words such as "will," "may," "anticipate," "estimate," "continue" or other similar words discuss or refer to future expectations, contain projections of results of operations or of financial conditions, or state other forward-looking information. As such, this analysis may prove to be inaccurate because of assumptions made by the Manager or the actual development of future events. No assurance can be given that any of these statements or predictions will ultimately prove to be correct or substantially correct.

DESCRIPTION OF BUSINESS

HISTORY AND ORGANIZATION

The Registrant was organized as a California limited liability company on March 19, 2001. (The Registrant will be referred to in this Form 10-SB as "the Company" or "we.") The Company's registration statement on Form SB-2 covering its public offering of 5,000,000 units of limited liability company interest became effective with the Securities and Exchange Commission on March 13, 2003. Other than organizational, planning and registration activities, we conducted no business until May 2003, at which time we first acquired mortgage loans for our portfolio, using the initial proceeds from our public offering. We registered 6,500,000 units, of which 5,000,000 are being offered in the initial public offering and 1,500,000 units are reserved for possible issuance under the Company's distribution reinvestment program.

Our Manager is MFP Management LLC, organized as a California limited liability company on May 4, 2001, and its sole Manager is Steven M. Pontes, who is the principal owner and Chief Executive Officer of Pontes Financial Group, Ltd., a California corporation organized in 1987 and a licensed California real estate broker corporation. All mortgage loans invested in by the Fund are originated by or through Pontes Financial Group, Ltd., which services those loans for the Fund and provides it with administrative services. The Manager assigns the fees that it is entitled to be paid by the Fund to Pontes Financial Group, Ltd.

OUR BUSINESS STRATEGY

Our business strategy is designed to generate current income by investing in mortgage loans. We believe there is a significant market opportunity to make mortgage loans to owners and developers of real property whose financing needs are not met by traditional mortgage lenders. Factors that often preclude such borrowing are perceived credit risks, based on standards created by the lenders, bank aversion to cyclical conditions in markets, and certain industry risks, such as service stations. The traditional underwriting standards and length of time required by conventional mortgage lenders such as commercial banks also result in some potential borrowers who are unable to obtain such financing or who are unwilling to go through the time consuming process often required by traditional lenders.

We lend funds to such borrowers provided that they have sufficient equity in the underlying real estate and otherwise meet our lending criteria. In certain cases we may make mortgage loans which are riskier than the mortgage loans made by commercial banks. However, in return we anticipate receiving a higher interest rate and the Manager takes steps intended to mitigate the risks, such as imposing a lower loan to value ratio (thereby providing us with a bigger equity cushion if real estate values drop.)

We believe that by focusing on the value of the underlying real estate that serves as collateral on our mortgage loans, the Manager can expedite the loan approval process and approve loans to certain borrowers who might not qualify for loans from traditional mortgage lenders. The Manager will generally spend not more than 10 days assessing the character and credit history of our borrowers. Rather, the Manager focuses its underwriting review on the value of the collateral which secures our loan.

The mortgage loan business is highly competitive, and the Company competes with numerous established entities, some of which have significantly more financial resources and experience in the mortgage lending business than does Steven Pontes, Pontes Financial Group, Ltd. or the Manager. The principal competitors are Owens Mortgage Investment Fund, Southern Pacific Thrift, Cascade Financial Corporation and Cushman Capital. The Company also has competition from banks, insurance companies, savings and loan associations, mortgage bankers, pension funds, real estate investment trusts, other mortgage investment funds and lenders with objectives similar in whole or in part to those of the Company.

RESULTS OF OPERATIONS

Following our receipt from the escrow of the first $1,500,000 of proceeds from our public offering in May 2003 and until December 31, 2003, the Company received $32,563,899 in Member contributions from sales of our units in the public offering. As part of its initial plan of operation, the Company proposed to purchase approximately $31,583,000 of pre-existing mortgages, primarily from two private mortgage funds affiliated with our Manager. Due to early payoffs by borrowers of a portion of those pre-existing mortgages, the amount actually purchased was $22,650,493.

The pre-existing loans that we purchased, using proceeds from our initial public offering, are described in the table, Pre-Existing Loans Purchased as of 12/31/03, at page 16. The loans are all fixed interest rates, mostly commercial loans, with a few that are multi-residential or residential. The borrowers are a mix of developer entities and individuals.

In addition to the purchase of those pre-existing loans, the Company, as of December 31, 2003, had purchased newly originated mortgage loans in the total amount of $10,765,000. As of December 31, 2003, portfolio loans totaling $4,841,859 had been paid off by borrowers prior to their maturity. In addition, principal payments in the amount of $78,088 from amortized loans were also received in 2003. Early payoffs of loans are attributable to generally lower prevailing mortgage loan interest rates, which have resulted in increases of cash of the Company, from approximately $4,419,000 as of December 31, 2003 to approximately $8,360,000 as of February 28, 2004.

The net income of the Company for the year 2003 was $1,074, 256 on total revenues of $1,254,199. Total expenses for the period were $179,943.

During the quarter ending March 31, 2004, mortgage loan investments totaling $600,000 had been acquired, with interest rates ranging from 12.75% to 12.5%. Of this amount, $250,000 was acquired from the Manager and $350,000 was acquired from an unrelated party.

Loan #3146 was directly funded by the Company during the quarter ending March 31, 2004. The interest rate and principal amount of this loan are 11.75% and $420,000, respectively.

During the quarter ending March 31, 2004, borrowers paid off the following loans:

                        Principal            Interest
         Loan Number    Amount               Rate
         -----------    ------               ----
         3105           $295,664             11.25%
         3127           $625,000             11.75%
         3131           $310,000             12.00%

As of March 31, 2004, the following loans were in default:

                        Principal            Interest
         Loan Number    Amount               Rate
         -----------    ------               ----
         3064           $206,229             12.5%
         3095           $247,875             12.5%
         3107           $550,000             11.75%
         3144           $4,975,000           12.75%

Loans 3064 and 3095 are to the same borrower and are secured by the same property located at 833 Bancroft Ave, Berkeley, CA. The Manager has advanced all payments when due to the Company. These advances, including late charges and default interest, will be paid to the Manager when collected. The borrower currently has the property under contract for sale with an expected closing and payoff within the next 90 days.

Loan #3107 is currently in foreclosure with a sale date scheduled for sale on July 20, 2004 at 10:00 AM. The Manager believes there is adequate equity to repay the loan including all back payments at the default interest rate plus pay all cost associated with the foreclosure. Due to the loan being impaired, the Manager has not reflected any accrued interest in the financial statements.

Loan #3144 is currently in foreclosure with the sale date scheduled for August 19, 2004 at 10:00 AM. The Manager elected to file foreclosure when the borrower missed a principal payment due February 20, 2004. The Manager believes there is adequate equity to repay the loan including all back payments at the default interest rate plus pay all cost associated with the foreclosure. Due to the loan being impaired, the Manager has not reflected any accrued interest in the financial statements.

The Manager has received compensation from the Registrant for its mortgage servicing fees during the fiscal quarter ended March 31, 2004 in the amount of $11,338, and as of that date an additional $5,428 for mortgage servicing fees was due to the Manager, all of which the Manager has assigned to its affiliate, Pontes Financial Group, Ltd. No other amounts were received by the Manager or its affiliates for services or reimbursement of costs or expenses from the Registrant during the quarter ending March 31, 2004.

OUR PUBLIC OFFERING

As of March 31, 2004 we have sold a total of 3,626,841 units at $10.00 per unit, for a total amount of $36,268,410. This includes 3,551,840 units sold in our initial public offering and 75,001 units issued under our Distribution Reinvestment Program. The net proceeds to the Company after deducting the expenses of the offering to March 31, 2004 were $35,724,889. Of these net proceeds, approximately $34,435,500 have been invested in real estate mortgage loans. Due to payoffs and principal paydowns, the amount invested in real estate mortgage loans as of March 31, 2004 is $27,393,698, and $8,802,790 is held in cash. We are permitted to continue the initial public offering of our units, of which 1,448,160 remain unsold, until March 13, 2005, which is two years from the original effective date of our SEC registration statement.

CURRENT ECONOMIC CONDITIONS

The Company's sole business, making loans secured by real estate, is particularly vulnerable to changes in macroeconomic conditions. Any significant decline in economic activity, particularly in the geographical markets in which the loans are concentrated, results in a decline in the demand for real estate acquisition and development loans. Declines in economic activity are often accompanied by a decline in prevailing interest rates. Although the Company's lending rates are not directly tied to the Federal Reserve Board's discount rate, a sustained and widespread decline in interest rates impacts the interest rates the Company is able to obtain on loans. Since the Company's loans generally do not have prepayment penalties, declining interest rates may motivate borrowers to prepay their loans and the Company may not be able to reinvest the amounts prepaid in loans generating a comparable yield. Moreover, any significant decline in economic activity could adversely impact the ability of borrowers to complete their projects and obtain take out financing. This in turn could increase the level of defaults the Company may experience.

In general, mortgage interest rates continued to fall slightly during 2003. This has been partially due to actions by the Federal Reserve Bank to reduce the discount rate on borrowings charged to member banks, a continuing poor economy and low threat of inflation. During 2003 many lenders tightened their credit and reduced their lending exposure in various markets and property types. This credit tightening from competing lenders would normally provide the Company with additional lending opportunities at above-market rates. However, as a result of the poor economy, there have been fewer transactions in the marketplace, which has reduced the number of lending opportunities to the Company.

With the exception of the reinvestment of distributions, the Fund has been closed to new investments since February 1, 2003. The Fund has remained closed during this time because there have not been enough suitable mortgage investments for the Fund to invest in to allow it to remain fully invested in loans. Remaining closed to new investments reduces the Company's excess cash that would have to be invested in available lower yielding investments, which could have the effect of decreasing the yield paid to existing members.

In June 2004, the Federal Reserve Board increased the discount rate by 1/4%. As of the date of this Form 10-SB, it is not known whether further increases will occur in the near future. There are a number of continuing signs, however, that the economy in general is improving, which normally generates increased transactions in the real estate marketplace, including demand for loans. The Manager intends to reopen the Fund for investors at such time as conditions improve with respect to availability of suitable mortgage loans at favorable interest rates.

TWELVE MONTH PLAN OF OPERATIONS

During the 12 months from January 1, 2004, the Manager and its affiliate, Pontes Financial Group, Ltd., will be seeking to originate mortgage loans for our investment portfolio and will also assist us by obtaining, processing and managing those loans for us. The number of loans in which we invest will depend upon our available cash, additional gross proceeds raised in our offering, as well as the availability of suitable loans for our investment portfolio.

We do not anticipate hiring any employees, acquiring any fixed assets such as office equipment or furniture, or incurring material office expenses during the next 12 months because we will be utilizing the personnel and office equipment of Pontes Financial Group, Ltd., at no charge to us. Under our operating agreement the Manager is entitled to receive a flat, annual management fee of up to 0.75% of the aggregate capital contributions of our Members and an annual loan servicing fee of up to 0.25% of the outstanding principal amount of the mortgages in our portfolio that are serviced by the Manager or Pontes Financial Group, Ltd. The Manager has waived the management fee for the year 2003 and the first quarter of 2004 and expects to waive it for the entire year 2004. It has assigned the loan servicing fee to Pontes Financial Group, Ltd.

Our loans will be a combination of fixed and variable rate, secured loans. We will not engage in hedging transactions or acquire derivative instruments in an effort to mitigate risks of interest rate changes. While we believe such hedging transactions are not necessary in light of the short term nature of our investments, failure to engage in hedging transactions may expose us to losses if there are significant changes in prevailing interest rates.

OUR MANAGEMENT

Steven M. Pontes, age 49, is the sole manager of MFP Management, LLC, a California limited liability company organized on May 31, 2001 for the primary purpose of acting as the Manager of the Fund. Mr. Pontes has been the chief executive officer and principal owner of Pontes Financial, Group, Ltd., a financial services firm and a California licensed real estate broker corporation, since it was founded in 1987. Mr. Pontes also founded PFG

Investment Services, Inc. in 1996, which registered with the SEC as an investment adviser on March 22, 2001. Mr. Pontes has been a director of that company since its founding, but he does not participate in the day-to-day conduct of its business. He holds a life and disability insurance agent license from the California Department of Insurance.

Pontes Financial Group, Ltd. and PFG Investment Services, Inc. provide financial advisory and investment management services to individuals, families, corporations and other institutions. Their offices are in a seven-story downtown Oakland office building owned by Real Estate Recovery Associates-13th Street, LLC, an affiliate of Mr. Pontes, and together they employ approximately ten people. There is no lease or other agreement for the office space. Among the business activities of Pontes Financial Group, Ltd. is twenty years in real estate mortgage lending. During that period, they and their clients have participated in placing and investing in more than $150 million in real estate secured loans in California. As part of these investments, Mr. Pontes and Pontes Financial Group, Ltd. have sponsored and managed several private mortgage lending limited partnerships and limited liability companies in California.

Mr. Pontes devotes more than 40% of his full working time and efforts to management activities for Yosemite Mortgage Fund II, LLC. Loss of Mr. Pontes' services would require that, if the other owners of MFP Management LLC, our Manager, do not replace Mr. Pontes, the Company would be required to either designate a successor manager, requiring a majority vote of the Members (see page 17, Voting and Other Rights of Members), or liquidate and dissolve the Fund.

CHART OF INTERRELATIONSHIPS AMONG RELATED ENTITIES

                                             --------------------------------------
                                                       Steven M. Pontes
                                                         (Individual)
                                             --------------------------------------
                                           |                   |                   |
                                          |                    |                    |
                                         |                     |                     |
------------------------------------------   --------------------------------------  ----------------------------------
      Pontes Financial Group, Ltd.                    MFP Management LLC               PFG Investment Services, Inc.
        (California corporation)                       (California LLC)                  (California corporation)
Steven Pontes, CEO and controlling owner          Steven Pontes, sole Manager             Steven Pontes, Director
                                                    and 30% interest owner,                    and 50% owner
                                                   as trustee of family trust           Bradley Sasser, President,
                                                                                                  Director
------------------------------------------   --------------------------------------  ----------------------------------
                                         |                     |                    |
                        Mortgage Services |                 Manager                |
                                           |                   |                  |
                                             --------------------------------------
                                                Yosemite Mortgage Fund II, LLC
                                                       (California LLC)
                                                 MFP Management, LLC, Manager
                                             --------------------------------------

PRIOR EXPERIENCE

Pontes Financial Group, Ltd. is licensed in California as a real estate broker corporation, and Steven M. Pontes is the corporation's licensed broker and designated officer with the California Department of Real Estate. The Department of Real Estate monitors the mortgage lending activities of the corporation and Mr. Pontes, and they are subject to on-site examinations and record maintenance and report filing requirements. The mortgage lending activities that they conduct for the Fund are subject to those same requirements.

Pontes Financial Group, Ltd. and Mr. Pontes have been engaged in the real estate-backed lending business in Northern California since 1987. During that time, they have originated and serviced approximately $150,000,000 of real estate mortgage loans. These loans were either sold to individual investors directly or to four non-public mortgage investment funds, sponsored by Pontes Financial Group, Ltd. or Mr. Pontes since 1992.

Pontes Financial Group, Ltd. obtains borrowers through the loan brokerage and banking community, advertisement, repeat business and referrals. Upon obtaining a request for a loan, Pontes Financial Group, Ltd. processes the application by

         o        ordering and reviewing a property title search;

         o        inspecting the property;

         o conducting its own appraisal, at times obtaining an independent appraisal which is always reviewed for reasonableness (all loans to be acquired by the Fund have an independent appraisal); and

         o performing credit-worthiness and character evaluations through borrower interviews, credit reports and review of borrower's financial data.

The primary focus of Pontes Financial Group, Ltd. and Steven Pontes in their choice of loans has been and will continue to be on their assessment of the market value of the real property securing the loan. In addition to their own and third party appraisals, they base their valuations on current economic and business conditions, as well as possible future negative conditions. Various assumptions of future conditions are projected on each property before the loan commitment is made.

In addition to appraising the value of the underlying property, Pontes Financial Group, Ltd. and Mr. Pontes assess the character and reliability of the applicant borrower by reviewing available financial records and seeking other information about the borrower's background and track record, both personal and professional.

Beginning in 1992, Mr. Pontes offered to California investors participating interests in a California limited partnership of which he was the general partner. In 1993 and 1995, the second and third of similar mortgage investment fund limited partnerships were started. In 1996, a fourth similar fund was started as a California limited liability company, with Pontes Financial Group, Ltd. as its manager. The first two of these funds ceased doing business, in accordance with their original plans, and made liquidating distributions to their limited partners in 1996 and 2000, respectively. The third and fourth funds, PFG, Ltd. Sterling 1995 Mortgage Fund and Yosemite Mortgage Fund, LLC, liquidated and dissolved as of December 31, 2003.

These four mortgage investment funds raised a combined total of about $32,000,000 from about 300 investors, many of whom invested in more than one of the funds. The funds themselves were invested in a combined total of 98 loans in the amount of about $61,340,077, including amounts invested in new loans from the capital proceeds from matured or early pay-off of existing loans.

The investment objectives of the four funds were the same as ours - to generate above average yields from investing in mortgages and managing expenses in order to pass through in excess of 95% of gross income to their investors. As shown in the tables below, the four funds consistently earned in excess of 10% per annum after all expenses and distributed those earnings to their investors. There is no assurance that we will achieve similar results.

Pontes Financial Group, Ltd. and its affiliates have obtained their compensation primarily from the origination, processing and servicing fees charged and paid by borrowers. These fees have ranged between three and six percent of the loan amount and an annual servicing fee of usually three quarters of one percent.

About 95% of the loans invested in by the prior four mortgage investment funds were secured by properties located in California, and the rest were in Nevada and Oregon. In 1991 California experienced a general economic downturn that caused erosion in real estate values, lasting through 1996. Factors causing this were the 1989 Loma Prieta earthquake, the September 1991 Oakland hills fire, several military base closings and drastic cuts in the aerospace and defense spending arenas. Despite these negative factors, no losses of principal were experienced on any of the mortgage loans held by the four prior mortgage funds. Before 1991, one loan originated by Mr. Pontes went into foreclosure with resulting loss of some of the principal amount.

THE MANAGER'S ROLE

The Manager manages and controls our affairs and has responsibility and final authority in almost all matters affecting our business. These duties include dealings with members, accounting, tax and legal matters, communications and filings with regulatory agencies and all other needed management and operational duties. The Manager has complete authority and responsibility for:

         o evaluating and choosing the mortgage loans in which we will invest;

         o deciding what agreements we will enter into and whether we will enter into joint ventures with other companies to invest in mortgage loans;

         o originating, servicing and managing our mortgage loan investments; and

         o        managing all our other operations.

Notwithstanding that the Manager has the broad authority described above, neither it directly nor Mr. Pontes indirectly may do any of the following:

         o impair our ability to carry on or change the nature of our business;

         o admit a Manager without prior approval of a majority of the members;

         o sell all or over 50% of our assets or dissolve the Fund without prior majority approval; and

         o        anything else not permitted in the Operating Agreement.

You have no right to participate in the management or control of our business or affairs other than to exercise the limited voting rights provided for members in the operating agreement. The Manager has primary responsibility for the initial selection, evaluation and negotiation of our mortgage loans. The Manager, through its affiliate, Pontes Financial Group, Ltd., will provide all executive, supervisory and administrative services for our operations, including servicing the mortgage loans we hold. Our books and records are maintained by the Manager, subject to audit by independent certified public accountants.

         o        EVALUATION AND ACQUISITION OF OUR LOANS

The Manager, acting through its General Manager, Steven Pontes, considers and evaluates prospective loans for us. In that regard, the Manager evaluates the credit of prospective borrowers, analyzes the return to us of potential mortgage loan transactions, reviews property appraisals and determines which types of transactions appear to be most favorable to us. We will not establish our own underwriting standards and will solely rely on the Manager to provide such services.

         o        MORTGAGE LOANS

The Manager identifies a potential loan and then Pontes Financial Group, Ltd. processes the application. When processing a loan, Pontes Financial Group, Ltd. will -

         o        order and review a property title search,

         o        perform a comprehensive property inspection,

         o        obtain an appraisal which is reviewed for reasonableness,

         o        conduct its own in-house appraisal, and

         o perform credit underwriting through borrower interviews, credit reports and review of borrower and principals' financials.

After Pontes Financial Group, Ltd. processes the loan, the Manager will acquire the loan for the Fund from Pontes Financial Group, Ltd. or directly from the borrower.

After we acquire mortgage loans, the Manager also manages our mortgage loan portfolio. The Manager is responsible for:

         o        reviewing loans;

         o        recommending changes in loans;

         o        employing and supervising employees who handle the loans;

         o        preparing and reviewing projected performance;

         o        reviewing reserves and working capital;

         o        collecting and maintaining all loans;

         o creating and implementing investment policies in furtherance of those contained in the operating agreement;

         o preparing and reviewing budgets, economic surveys, cash flow and taxable income or loss projections and working capital requirements;

         o preparing and reviewing reports for securities filings, distribution to our members or otherwise;

         o        communicating with members;

         o supervising and reviewing our bookkeeping, accounting and audits;

         o supervising and reviewing the preparation of our state and federal tax returns; and

         o supervising professionals employed by us, including attorneys, accountants and appraisers.

COMPENSATION TO THE MANAGER AND AFFILIATE

ORGANIZATION AND OFFERING STAGE

Pontes Financial Group, Ltd advanced or paid all of our expenses incurred through December 31, 2003 in connection with our organization and the planning and preparation for our public offering. These expenses include accounting and legal fees, registration fees with the SEC, and filing fees with the National Association of Securities Dealers, Inc. and the states in which we have filed to register our units for offer and sale. There are also printing, reproduction and mailing costs for the prospectus to be used in the offering. As of December 31, 2003, the total of these expenses was $507,648, which we have repaid to Pontes Financial Group, Ltd. in full. Pontes Financial Group, Ltd. contributed capital in the amount of $1,000 as the Initial Member of the Company, for which it received 100 units at $10.00 per unit. Neither the Manager or Steven Pontes directly owns units of the Company.

PUBLIC OFFERING EXPENSES

We anticipate additional offering expenses during 2004 to include the following approximate amounts, which also may be advanced by Pontes Financial Group, Ltd. and reimbursed to it or be paid directly by us:

                              State registration fees              $5,000
                              Legal                                $25,000
                              Accounting                           $5,000
                              Prospectus Costs and Other           $15,000
                                                                   -------
                                                          Total    $50,000
                                                                   =======

OPERATIONAL STAGE

Where the fees below are described as competitive fees or based on local market conditions, that means the fees are determined by price competition within a given market. Additionally, the amount of the fees is dependent upon the size of a particular loan. To ensure that our fees remain competitive, we will directly contact our competition, such as major banks in the local market or other relevant commercial lenders. We expect that the interest rate on the loans in which we invest will be 3-5 points higher than comparable loans made by banks and that the fees paid to the Manager or its affiliates will be 3-4 points higher than similar fees charged by conventional lenders. We believe that this rate structure is consistent with rates and fees charged by other non-conventional lenders. References below to local law also contemplate additional requirements imposed by local or state law, such as usury laws.

         Paid By Borrowers
         -----------------
o        Loan Placement Fees for Loan Selection and Brokerage     3%-6% of each loan, the percentage shall be a competitive fee based on local market conditions.  These fees are paid by the borrower no later than when the loan proceeds are distributed.

o        Service Fee for Administering the Loan                   Pontes Financial Group, Ltd. or its affiliates may receive borrower-paid mortgage service fees of up to 1/2%, which when added to all other fees paid in connection with the servicing of a particular mortgage, including the 1/4% to be paid by us, does not exceed three-fourths of one percent (3/4%) of the principal outstanding on such loan. These fees will be paid by the borrower either annually or added to the monthly payment.

o        Loan Extension or Modification Fee                       3%-6% of outstanding principal, as permitted by local market conditions.  The amount to be received is not determinable at this time.


         Paid by Us
         ----------

o        Annual Management Fee                                    Up to 0.75% of our aggregate capital contributions, paid
                                                                  monthly in arrears. The Manager may in its discretion waive all or a part of the management fee to the extent it deems appropriate to do so. It has waived this fee for the year 2003 and the first two quarters of 2004 and expects to do so for the entire year of 2004. The maximum such fee that was
                                                                  otherwise payable to the Manager for the year 2003 was
                                                                  $239,460. In making such an assessment, the Manager will
                                                                  review our performance and the impact of the fees on our
                                                                  performance. The Manager intends to assign any such fee and the loan servicing fee described below to Pontes Financial
                                                                  Group, Ltd. for its services to the Fund, which will consist of all administrative services for our operation, including servicing the mortgage loans we hold. No portion of this fee will be used to reimburse Pontes Financial Group, Ltd. for any selling commissions that it pays in the offering of our units.

                                     Page 7

o        Promotional Interest                                     An annual, non-cumulative payment of up to 25% of our cash available for distribution to members that for each year
                                                                  exceeds 12% of members' payment for their units.


o        Service Fee for Administering Loans                      Up to 0.25% of the principal amount of each loan serviced, which the Manager assigns to Pontes Financial Group, Ltd. The amount of this fee, which was paid by us to Pontes Financial
                                                                  Group, Ltd., was $32,581 for the year 2003.

o        Property Management Fee                                  If the Manager or an affiliate manages property obtained by the Fund from foreclosure of any loan, fees shall be the
                                                                  lesser of competitive fees or 5% of revenues from residential property; 6% of revenues from commercial properties where the
                                                                  Manager or its affiliate performs leasing-type services or 3%
                                                                  if not; 1% from 10-year or longer leases of commercial
                                                                  property, plus a one-time initial leasing fee of 3% of such lease revenues, payable over the first 5 years of the lease.
                                                                  No portion of this fee will be used to reimburse Pontes
                                                                  Financial Group, Ltd. for any selling commissions that it pays in the offering of our units. There have been no such fees to date.

o        Competitive Real Estate Commission to Pontes Financial   The total compensation paid to all persons for the sale of property held by us as a result of foreclosure shall be
                                                                  limited to a competitive real estate brokerage commission not to exceed six percent (6%) of the contract price for the sale of the property. Pontes Financial Group, Ltd. shall be
                                                                  entitled to receive up to 1/2 or a maximum of 3% of such
                                                                  commission where it substantially contributed to the sale, but only if the members of the Fund have been paid their capital contributions in the form of distributions of income from the
                                                                  Fund that are cumulatively equal to their capital
                                                                  contributions, plus an amount that is at least 6% of their capital contributions per year cumulatively. No foreclosed property will be sold to the Manager or any of its Group, Ltd.
                                                                  for Resales of Foreclosed Property affiliates. There have been no such fees to date.

The Manager makes arrangements with the respective borrowers for payment to it of fees owing from those borrowers. The Manager anticipates that borrowers will pay its compensation out of the proceeds of loans or upon closing the relevant transaction. For loan servicing fees, the Manager will receive these fees monthly in arrears along with the payments it receives on loans that we have acquired.

The Manager may, in its sole discretion, share with us the loan placement fees it receives from borrowers. The Manager is under no obligation to share its placement fees and investors should not assume that any placement fees will be shared with the Fund.

CONFLICTS OF INTEREST

The relationships among us, the Manager and other affiliates of Steven M. Pontes will result in various conflicts of interest. Pontes Financial Group, Ltd. and its affiliates are engaged in other business activities involving real estate lending, and they anticipate engaging in similar activities in the future that could be competitive with us. The Manager will exercise its fiduciary duties to us and to you in a manner it believes will preserve and protect your rights as a member. Additionally, our operating agreement contains provisions that limit our ability to enter into transactions with the Manager and its affiliates.

We expect to purchase mortgage loans from Pontes Financial Group, Ltd. if they were acquired by it for the purpose of facilitating our acquisition of such loans. Pontes Financial Group, Ltd. must sell such loans to us for a price no greater than the lesser of Pontes Financial Group, Ltd.'s cost, excluding certain service fees and compensation, or the fair market value of such loans. However, we will not sell our mortgage loans to the Manager, Pontes Financial Group, Ltd. or any of its affiliates, nor acquire mortgage loans from, or sell mortgages to, a program in which one of them has an interest, except as permitted under our operating agreement.

We may participate in mortgage loans with publicly registered affiliates if the investment objectives of the participants are substantially identical, there are no duplicate fees, the sponsors receive substantially identical compensation, the investment of each participant is on substantially the same terms, and the participants have a right of first refusal with regard to the sale of any participant's interest in such loans. In addition, we will not participate in mortgage loans with non-publicly registered affiliates, except as permitted under the NASAA Guidelines. The Manager and Pontes Financial Group, Ltd. do not contemplate organizing or operating publicly registered affiliates of the Fund and presently have no non-publicly registered affiliated mortgage investment funds.

The numbered paragraphs below describe material conflicts of interest that may arise in the course of the Manager's management and operation of our business. The list of potential conflicts of interest reflects our knowledge of the existing or potential conflicts of interest as of the date of this prospectus. We cannot assure you that no additional conflicts of interest will arise in the future.

         1. Payment of Fees and Expenses. Pontes Financial Group, Ltd. will be entitled to substantial fees and expenses from the proceeds of the Offering and our ongoing operations (see page 6, Compensation to the Manager and Affiliates).

All management fees and the 1/4% loan servicing fees charged to us will be payable even if we are not profitable or the particular transaction causes us to incur a loss. The aggregate percentage of each of our loans that it is anticipated will be paid to Pontes Financial Group, Ltd. both by borrowers and by us is from 3.75% to 6.75%. Annual loan servicing fees beyond the first year will increase these percentages. Unless it is waived by the Manager, we will pay an annual management fee to Pontes Financial Group, Ltd., an Affiliate of the Manager, of up to 0.75% of the aggregate capital contributions to the Fund. Pontes Financial Group, Ltd. will pay and will not be reimbursed by us for any general or administrative overhead expenses it incurs in connection with managing the operation of the Fund even if such amounts exceed its annual management fee. However, Pontes Financial Group, Ltd. may be reimbursed for expenses paid to non-affiliates on our behalf. We anticipate such expenses will consist of legal, accounting, tax preparation fees and other customary operational expenses. Such amounts will be paid from available cash. In the event available cash is inadequate to cover such expenses, Pontes Financial Group, Ltd. shall advance such expenses on our behalf and will be repaid for such advances when there are adequate funds in the cash reserve.

         2. Purchase of Mortgage Notes from Pontes Financial Group, Ltd. We will acquire our mortgage loans from or through Pontes Financial Group, Ltd.. Pontes Financial Group, Ltd. is in the business of obtaining, processing, making, brokering, selling, managing, and servicing mortgage loans, not only in our loan portfolio but also owned by other investors. All our mortgage loans purchased from Pontes Financial Group, Ltd. will be at prices no higher than the lesser of the cost of the mortgage loan to Pontes Financial Group, Ltd. or the then current market value of the mortgage loan. Steven Pontes, General Manager of our Manager, makes all decisions concerning the mortgage loans in which we will invest or purchase. Because the Manager's fees are generated by the volume of the mortgage loans we purchase, the Manager will face a conflict of interest in determining whether a loan not entirely within our investment guidelines is nevertheless appropriate for our loan portfolio.

         3. Non-Arm's Length Agreements. Our agreements and arrangements for compensating the Manager and its affiliates are not the result of arm's-length negotiations.

Pontes Financial Group, Ltd. has a staff of ten persons presently and believes it is capable of performing its responsibility for us and to all other entities to which it or its officers or affiliates are responsible. However, if there are times when we and the other businesses are handling a high volume of loans, a conflict may arise as to which company's loan to process first. To date, no such situation has occurred.

         4. Competition between the Fund, the Manager and Pontes Financial Group, Ltd. The Manager anticipates that it or its affiliates will engage in businesses which are or may be competitive with ours or which have the same management as we do. To the extent that these other entities with similar investment objectives have funds available for investment when we do and a potentially suitable investment has been offered to us or one of these programs, conflicts of interest will arise as to which entity should acquire the investment.

If any conflict arises between us and any affiliate of Pontes Financial Group, Ltd., as to whether the Fund or another entity will have the right to invest in a particular mortgage loan or other investment, the Manager will make the determination largely based on a review of the respective loan portfolios. The Manager will also base the decision on factors such as the amount of funds available for investment, yield, portfolio diversification, type and location of the property on which Pontes Financial Group, Ltd. will make the mortgage loan, and proposed loan or other transaction terms.

The Manager is subject to a fiduciary duty to deal fairly with us and our members. Subject to this fiduciary duty, neither the Manager nor its affiliates will be obligated to present to us any particular investment opportunity that comes to their attention, even if the opportunity is of a character that might be suitable for us.

         5. Lack of Separate Representation. We are represented by the same legal counsel as the Manager and its affiliates, and we anticipate that this multiple representation by our attorneys will continue in the future. If a dispute arises between us and the Manager or any of its affiliates, the Manager or the affiliate will either obtain separate counsel or facilitate our retaining separate counsel for such matters. However, we do not anticipate obtaining separate counsel should there be a need in the future to negotiate or prepare contracts or other agreements between us and the Manager for services including those contemplated by this Form 10-SB, and as a result these agreements will not reflect arm's length bargaining.

         6. Rights of Affiliates. The Manager, Pontes Financial Group, Ltd. and any other affiliate may acquire, own, hold and dispose of units for its individual account and may exercise all rights of a member, except for voting rights with respect to the Manager, to the same extent and in the same manner as if it were not an affiliate of ours.

         7. We May Co-Invest in Mortgages Acquired by the Manager. If the Manager determines that an entire loan is not suitable for our loan portfolio, we may co-invest in the loan with the Manager, Pontes Financial Group, Ltd. or an affiliate. If we co-invest in a loan with the Manager, Pontes Financial Group, Ltd. or an affiliate, our investment will be on substantially the same terms as those of that other person. A conflict of interest may arise between us and the Manager or its affiliate if the borrower defaults on the loan and each of us seeks to protect our interests in the loan and in the security property. Also, we will have no written or oral agreement or understanding with the co-investor concerning our relative priority when a borrower defaults; as a result, you must rely on the Manager to act in accordance with its fiduciary duty under the operating agreement to protect your interest.

INVESTMENT OBJECTIVES AND POLICIES

As a non-conventional lender, we are more willing to invest in mortgage loans to borrowers that conventional lenders would not deem to be creditworthy, and we rely primarily on loan to value ratios. Because of our increased willingness to fund riskier loan types and borrowers, borrowers have been willing to pay us an interest rate that is 3-5 points above the rates charged by conventional lenders.

Our principal investment objectives are to:

         o        Preserve and return your capital contributions;

         o Produce revenues from the interest income on our mortgage loans;

         o Provide quarterly cash distributions to you from the net income earned on our mortgage loans; and

         o Reinvest to the extent permissible payments of principal and proceeds of prepayments, sales and insurance proceeds, net of expenses.

We cannot assure that we will achieve these objectives or that investors' capital will not decrease. The Manager may change the overall investment strategy, subject to the fiduciary obligations that it owes to all members. However, the Manager may not change the investment objectives above, except upon majority approval of the Members. The Manager has no authority to do anything that would impair our ability to carry on our ordinary business as a mortgage investor.

LOAN ACQUISITION AND INVESTMENT POLICIES

We will seek to invest substantially all of our offering proceeds and distribution reinvestments in mortgage loans, after paying applicable fees and expenses. Of the offering proceeds, we expect to invest at least 95% in mortgage loans if the maximum offering is sold, not including approximately 3% that will be held as a working capital cash reserve.

The majority of our collateral on our mortgage loans will be the real property that the borrower currently owns. We sometimes refer to these real properties as the security properties. While we may invest in other types of loans, most of the loans in which we invest will have been made to real estate developers, with a lesser proportion of loans involving land loans and bridge financing.

We will not give any rebates or enter into any reciprocal agreement with the Manager or any of its affiliates that enables the Manager or its affiliates to receive a rebate. Our mortgage investments are not insured or guaranteed by any government agency.

The Manager will continuously evaluate prospective investments, select the mortgages in which we invest and make all investment decisions on our behalf in its sole discretion, unless the operating agreement provides otherwise. You are not entitled to act on any proposed investment. In evaluating prospective mortgage loan investments, the Manager considers such factors as the following:

         o the ratio of the amount of the investment to the value of the property by which it is secured;

         o the previous business and borrowing experience of the borrower;

         o the potential for capital appreciation or depreciation of the property securing the investment;

         o        expected levels of rental and occupancy rates (if applicable);

         o        potential for rental increases (if applicable);

         o        current and projected revenues from the property;

         o the status and condition of the record title of the property securing the investment;

         o        geographic location of the property securing the investment;
                  and

         o the financial condition of the borrowers and their principals, if any, who guarantee the loan.

The Manager may obtain our loans from non-affiliated mortgage brokers and previous borrowers, and by solicitation of new borrowers in those states where permissible. We may purchase existing loans that were originated by third party lenders and acquired by the Manager to facilitate our purchase of the loans. The Manager will sell the loans to us for no greater than the Manager's cost, not including its service fees and compensation. There are no specific requirements or guidelines governing the Manager's discretion in determining which mortgage loans it will place with the Fund and which it will place with other funding sources.

When selecting mortgage loans for us, the Manager will adhere to the following guidelines, which are intended to control the quality of the collateral given for our loans:

1. Priority of Mortgages. We anticipate investing up to 60% of our assets in secured first mortgages, with the balance primarily in second mortgages. With rare exceptions, other mortgages that we invest in on the security property will not be junior to more than one other mortgage. The only subordinated mortgages we currently intend to invest in at this time are second mortgages, although in the future we may invest in wraparound, or all-inclusive, mortgages, which may be more junior than second mortgages.

2. Loan-to-Value Ratio. We do not anticipate that the amount of our loans combined with the outstanding debt secured by a senior mortgage on a security property will exceed the following percentage of the appraised value of the security property at the time of funding:


     Type of Secured Property                                     Loan-to-Value Ratio
     -------------------------------                              -------------------------
     Residential                                                  70%
     Unimproved Land                                              50%
     Commercial                                                   70%
     Property under Development/Construction Loan                 70% (of anticipated post-development value)
     Leasehold Interest                                           70% (of value of leasehold interest)

The Manager, in its discretion, may increase any of the above loan-to-value ratios if a given loan is supported by credit adequate to justify a higher loan-to-value ratio, including personal guarantees. Occasionally, our collateral may include personal property as well as real property. We do not have specific requirements with respect to the projected income or occupancy levels of a property securing our investment in a particular loan. These loan-to-value ratios will not apply to financing offered by us to the purchaser of any real estate acquired through foreclosure, or to refinance an existing loan that is in default when it matures. In those cases, the Manager, in its sole discretion, shall be free to accept any reasonable financing terms it deems to be in our best interest. Nevertheless, in no event will the loan-to-value ratio on any loan exceed 80% of the independently appraised completed value of the property. The target loan-to-value ratio for our loan portfolio as a whole is approximately 65%.

We will obtain an independent appraisal for each property to be security for our investment. Copies of these appraisals will be available for your review at the offices of the Manager for a period of six (6) years. We will retain appraisers who will be licensed or qualified as independent appraisers and be certified by or hold designations from one or more of the following organizations: The Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the National Association of Review Appraisers, the Appraisal Institute, the Society of Real Estate Appraisers, M.A.I., Class IV Savings and Loan appraisers or from among appraisers with other qualifications acceptable to the Manager. However, appraisals are only estimates of value and cannot be relied on as measures of realizable value. An employee or agent of Pontes Financial Group, Ltd. will review each appraisal report and will conduct a comprehensive physical inspection for each property. A comprehensive physical inspection includes an assessment of the subject property, the adjacent properties and the neighborhood and includes entering any structures on the subject property.

3. Terms of Mortgage Loans. Most of our loans will be for one to five years. We anticipate that up to 90% of our loans will provide for payments of interest only, with a balloon payment of principal payable in full at the end of the term.

4. Escrow Conditions. Our loans will often be funded by us through an escrow account held by a title insurance company, subject to the following conditions:

         o Borrowers will obtain title insurance coverage for all loans, with the title insurance policy naming us as the insured and providing title insurance in an amount at least equal to the principal amount of the loan. Title insurance insures only the validity and priority of our deed of trust, and does not insure us against loss by other causes, such as diminution in the value of the security property.

         o Borrowers will obtain fire and casualty insurance for all loans secured by improved real property, naming us as loss payee in an amount sufficient to cover the replacement cost of improvements.

         o All insurance policies, notes, deeds of trust or mortgages, escrow agreements and any other loan document for a particular transaction will name us as payee and beneficiary. Mortgage loans will not be written in the name of the Manager or any other nominee, unless and to the extent, they invest in said loans.

5. Purchase of Mortgage Investments from Affiliates. We may acquire mortgage loans from our affiliates, including the Manager, for a price not in excess of the par value of the note or its fair market value, whichever is lower, plus allowable fees and expenses, but without the allowance of any other compensation for the loans. Except for the compensation paid to the Manager described elsewhere in this prospectus, any affiliate from which we purchase mortgage loans will remit to us all income it earns from the mortgage loan while the loan is in its portfolio.

6. Note Hypothecation. We may also acquire mortgage loans secured by assignments of secured promissory notes. These mortgage loans must satisfy our stated investment standards, including our loan-to-value ratios. For mortgage loans secured by promissory notes, we will rely on the appraised value of the underlying property, as determined by an independent written appraisal which was conducted within the then-preceding twelve months. If an appraisal was not conducted within that period, then we will arrange for a new appraisal to be prepared for the property.

7. Participation. We may also participate in loans with other lenders, including affiliates as permitted by The Mortgage Program Guidelines of the North American Securities Administrators Association (NASAA Guidelines), by providing funds for or purchasing an undivided interest in a loan meeting our investment guidelines described above. We would be likely to participate in loans if, for example:

         o        we did not have sufficient funds to invest in an entire loan.

         o we received offering proceeds that were insufficient to adequately diversify our portfolio.

         o the Manager originated a loan that fit within our investment guidelines but it would constitute more than 20% of our anticipated capital contributions or otherwise be disproportionately large given our then existing portfolio.

     We will participate in loans with non-affiliates if we acquire a controlling interest, alone or with any of our publicly registered affiliates meeting the requirements below, in such participation. We presently have no publicly registered affiliate. A controlling interest would enable us to direct or cause the direction of the management and policies of such participation, which would include the authority to:

         o        review all material contracts;

         o cause a sale of the mortgage or our interest therein subject in certain cases to limitations imposed by the participation agreement between the parties;

         o approve budgets and major capital expenditures, subject to a stated minimum amount;

         o veto any sale of a mortgage, or alternatively, to receive a specified preference on sale or proceeds; and

         o exercise a right of first refusal on any desired sale by a participant of its interest in a loan except for transfer to its affiliate.

     In the event of participation with a publicly registered affiliate, the investment objectives of the participants shall be substantially identical. There shall be no duplicate fees. The compensation to the sponsors must be substantially identical, and the investment of each participant must be on substantially the same terms and conditions. Each participant shall have a right of first refusal to buy the other's interest if the co-participant decides to sell its interest. We will not invest in joint ventures with or purchase interests of affiliates.

     We will not give the Manager or any of its affiliates any consideration similar to rebates or give-backs or enter into reciprocal arrangements with the Manager or its affiliates that might be entered into in lieu of participations.

8. Diversification. No single mortgage loan will exceed 20% of our anticipated capital contributions. Additionally, mortgage loans in favor of any one borrower or any one property, in the aggregate, will not exceed 20% of the capital to be raised.

9. Reserve Fund. We will establish contingency working capital reserves of approximately 3% of the gross proceeds of this Offering to cover our unexpected cash needs.

10. Credit Evaluations. Before making a loan, the Manager must first determine that a borrower has sufficient equity in the security property to meet the loan-to-value ratios described above. The Manager may also consider the income level and creditworthiness of a borrower to determine its ability to repay the mortgage loan.

NO SALE OF FORECLOSED PROPERTIES TO THE MANAGER.

We will not sell foreclosed properties to the Manager or to any affiliate of the Manager or to any other mortgage program in which the Manager has an interest.

MORTGAGE LOANS TO AFFILIATES

We will not invest in mortgage loans made to the Manager or any of its affiliates. However, we may hold an investment in a mortgage loan payable by the Manager or an affiliate when it has assumed the obligations of the borrower under that loan, either by purchasing the loan or an interest therein to prevent a default or foreclosure, or has purchased the loan after a foreclosure.

TYPES OF LOANS WE INTEND TO INVEST IN

We primarily invest in loans which will be secured by first or second mortgages on real property. Such loans fall into the following categories: raw and unimproved land, acquisition and development, construction, commercial, residential and bridge loans, as follows.

         o        COMMERCIAL PROPERTY LOANS

We expect approximately 65% of the loans invested in by us to be commercial property loans. Commercial loans provide funds to allow property owners the capital needed for their businesses, renovate and upgrade the property, and address other current capital needs. Many of the commercial property loans provided by the Fund may be secured by properties in which the borrowers operate their businesses. Subject to the Funds' normal underwriting standards, we will invest in these loans up to 70% of the appraised value of the property.

         o        CONSTRUCTION MORTGAGE LOANS

We anticipate that we will invest in construction loans other than home improvement loans on residential property, subject to the following guidelines:

We do not anticipate that the loan-to-value ratio on construction loans in which we invest will exceed 70% of the independently appraised, completed value of the security property. This serves to mitigate the risk of these loans that a borrower-developer may not be able to complete the project on the securing property.

         o        MULTI-RESIDENTIAL LOANS

We intend that approximately 20% of the loans invested in by us will be loans secured by improved multi-residential properties. These loans typically provide funds to the borrower to renovate properties, provide capital for short-term needs, and to pay off existing financing. Subject to the Funds' normal underwriting guidelines, we will generally invest in these loans up to 70% of the appraised value of the property.

         o        ACQUISITION AND DEVELOPMENT LOANS

We expect that approximately 15 to 20% of the loans invested in by us may be acquisition and development loans. The types of properties securing such loans may be raw land, unimproved land with off-site improvements, and existing properties deemed appropriate for renovation and re-use renovations. The loans provide borrowers with the funds necessary to plan, execute, and complete the development, construction, and renovation plans. We will generally invest in these loans up to 70% of the appraised value of the property; by doing so, the Manager seeks to mitigate the risk of non-development of the property.

         o        RESIDENTIAL LOANS

The Fund will not as a general rule pursue single-family residential loans; however, in many cases the Fund will endeavor to obtain such properties as additional collateral for other type loans. In some instances they will be the primary collateral. The Fund may invest in these loans secured by single-family residences up to 70% of the appraised value.

         o        COLLATERAL

The types of collateral that normally will secure the loans brokered by us include a first deed of trust, a second deed of trust or a leasehold interest.

         o        FIRST MORTGAGE LOANS

Loans invested in by us that are secured by a first deed of trust on real property give us rights as a first mortgage lender on the collateralized property.

         o        SECOND AND WRAPAROUND MORTGAGE LOANS

Up to 60% of the loans invested in by us may be in second mortgage loans and in wraparound mortgage loans. In a second mortgage loan, the rights of the lender (such as the right to receive payment on foreclosure) will be subject to the rights of the first mortgage lender. In a wraparound loan, the lender's rights will be comparably subject to the rights of a first mortgage lender, but the aggregate indebtedness evidenced by the loan documentation will be the first mortgage loan plus the new funds the lender invests. The lender would receive all payments from the borrower and forward to the senior lender its portion of the payments the lender receives. The increased risk carried by other than first mortgage loans is sought to be mitigated by the Manager by maintaining a loan to value of 70% or less.

         o        THIRD MORTGAGE LOANS

On rare occasions, we may invest in a loan that is subject to the rights of the first and second lender.

         o        INTEREST-ONLY LOANS WITH BALLOON PAYMENTS AT MATURITY

Balloon payment loans carry the risk that the borrower may not be able to make the balloon payment when due at the end of the loan. The Manager seeks to mitigate this risk by emphasis on adequate value of the securing property.

         o        LEASEHOLD INTEREST

Loans on leasehold interests are secured by an agreement of the borrower's leasehold interest in the particular real property. Leasehold interest loans are usually combined with first or second mortgage loans secured by additional collateral to mitigate the risk from leasehold interest-only loans.

REPAYMENT OF MORTGAGES ON SALES OF PROPERTIES

We require by contract a borrower to repay a mortgage loan upon the sale of the mortgaged property rather than allow the buyer to assume the existing loan. We will either invest our net proceeds from any capital transaction in new mortgage loans, hold the net proceeds as cash or distribute them to the members. These net proceeds will also include the principal of a loan deemed to be repaid for tax purposes as a result of the nature of a loan modification or loan extension. Our operating agreement provides that whether we choose to distribute the proceeds or reinvest them, you will be deemed to have received a distribution of capital and recontributed the same amount to us. Capital transactions include payments of principal, foreclosures and prepayments of mortgages, to the extent classified as a return of capital under the Internal Revenue Code, and any other disposition of a mortgage or property.

VARIABLE RATE LOANS

Variable rate loans originated by the Manager may use as indices the one and five year Treasury Constant Maturity Index, the Prime Rate Index and the Monthly Weighted Average Cost of Funds Index for Eleventh District Savings Institutions (Federal Home Loan Bank Board). The Manager may negotiate spreads over these indices of 2.5% to 5.5%, depending upon market conditions when the loan is made.

It is possible that the interest rate index used in a variable rate loan will rise (or fall) more slowly than the interest rate of other loan investments available to us. The Manager attempts to minimize this interest rate differential by tying variable rate loans to indices that are sensitive to fluctuations in market rates. Additionally, variable rate loans originated by the Manager contain provisions under which the interest rate cannot fall below the initial rate.

INTEREST RATE CAPS

Our variable rate loans usually have interest rate caps. We anticipate that the interest rate cap will be a ceiling that is 2-4% above the starting rate with a floor rate equal to the starting rate. For these loans there is the risk that the market rate may exceed the interest cap rate.

BORROWING

We may borrow money:

         o        to finance our investments in mortgage loans,

         o to prevent a default under mortgage loans that are senior to our mortgage loans,

         o to discharge senior mortgage loans if this becomes necessary to protect our investment in mortgage loans, or

         o to operate or develop a property that we acquired under a defaulted loan.

At no time will our indebtedness exceed 70% of the fair market value of our mortgage loans. This indebtedness may be with recourse to our assets. As of the date of this Form 10-SB, we have not created any indebtedness and have no plan to do so at this time.

In addition, we may enter into structured arrangements with lenders in order to provide them with a senior position in mortgage loans which we might jointly fund. For example, we might establish a wholly-owned special purpose corporation which would borrow funds from an institutional lender under an arrangement where the resulting mortgage loans would be assigned to a trust, and the trust would issue a senior certificate to the institutional lender and a junior certificate to the special purpose corporation. This would assure the institutional lender of repayment in full prior to our receipt of any repayment on the jointly funded mortgage loans.

NO TRUST OR INVESTMENT COMPANY ACTIVITIES

We have not qualified as a real estate investment trust under the Internal Revenue Code, and therefore we are not subject to the restrictions on its activities that are imposed on real estate investment trusts. We believe that we conduct our business so that we are not an investment company within the meaning of the Investment Company Act of 1940, which provides an exemption from registration and regulation to us and companies like us that operate real estate and mortgage investment funds and that do not redeem their outstanding securities at net asset value. We do, however, repurchase limited amounts of our units from our members under certain circumstances. See page 19, Repurchase of Units, Withdrawal From the Fund.

VARIOUS OTHER POLICIES AND PROCEDURES

Without approval of a majority of the members, we will not:

         o issue securities senior to the units or issue any units or other securities for other than cash;

         o invest in the securities of other issuers for the purpose of exercising control, except when exercising our rights as a secured lender; or

         o        underwrite securities of other issuers.

REGULATION

Our operations are conducted by the Manager, which is affiliated with Pontes Financial Group, Ltd., a licensed real estate broker with the California Department of Real Estate. Our loans secured by California real property will be acquired through the services of Pontes Financial Group, Ltd. The supervision of Pontes Financial Group, Ltd. by the California Department of Real Estate involves the filing of reports and inspections of its records.

We and the Manager are subject to the Equal Credit Opportunity Act of 1974, which prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status, and the Fair Credit Reporting Act of 1970, which requires lenders to supply applicants with the name and address of the reporting agency if the applicant is denied credit. We are also subject to various other federal and state securities laws regulating the issuance and sale of securities, as well as the Employee Retirement Income Security Act of 1974.

Should the Manager not adhere to these regulations, it or the Company could face potential disciplinary or other civil action that could have a material adverse effect on our business. The Manager believes that these regulations are being complied with. The indemnification provisions described in Item 5 Part II of this Form 10-SB, which allow the Manager to obtain repayment of its liabilities and costs from the Fund that it incurs on the Fund's behalf in limited circumstances, do not allow any such indemnification where the Manager's damages result from its negligence or misconduct.

LOANS PURCHASED FROM AFFILIATES OF THE MANAGER AND NON-AFFILIATED PERSONS

The following table describes as of December 31, 2003, the pre-existing mortgage loans that the Fund has purchased. These loans, or interests in the loans, were owned by PFG, Ltd. Sterling 1995 Limited Partnership, a California limited partnership, whose general partner was Steven Pontes, and Yosemite Mortgage Fund, LLC, a California limited liability company, whose manager was Pontes Financial Group, Ltd., and other non-affiliated loan investors. Pontes Financial Group, Ltd. paid cash for and owned less than a 1% capital interest in Yosemite Mortgage Fund, LLC, and Steven Pontes paid cash for and owned a 1% capital interest in PFG Ltd. Sterling 1995 Limited Partnership. The limited partnership and limited liability company were liquidated and dissolved as of December 31, 2003, following the Fund's purchase of their mortgage loan portfolios.

                                     Pre-Existing Loans Purchased as of 12/31/03

Loan                    Property                 Date                       Mat.            Loan              Original     Purchase
Number  Borrower        Location                 Orig(a)  LTV(b) Int(c)    Date(d)  PT(e)  Type(f) SP(g)        Loan       Price (h)
------------------------------------------------------------------------------------------------------------------------------------
3041 Morton             Taft, CA                07/31/98    58%  12.75    8/1/2003   C     Amrt.   1; 2        675,000      387,349
3053 Stuvland           Berkeley, CA            07/15/99    57%  13.00    9/1/2004   MR     Int.     1         425,000      325,000
3054 Dry Creek Inn      Healdsburg, CA          07/15/99    58%  12.75    7/1/2006   C     Amrt.     2       1,600,000    1,409,196
3055 Ratanjee           Antioch, CA             09/09/99    61%  12.50   10/1/2004   C     Amrt.     2       1,270,000      726,679
3064 Ellis              Berkeley, CA            01/25/00    59%  12.50    2/1/2007   C     Amrt.   1; 2        470,000      401,995
3073 Homewood           Homewood, CA            08/16/00    49%  12.00    9/1/2005   C      Int.   1; 2      2,500,000    1,424,400
3077 SF Rawhide         San Francisco, CA       11/09/01    63%  12.75   12/1/2005   C      Int.   1; 2      1,150,000      965,217
3080 Olivet             Oakland, CA             02/09/01    65%  12.75    3/1/2006   C     Amrt.   1; 2        200,000      188,907
3081 Olivet             Oakland, CA             02/09/01    65%  12.75    3/1/2006   C     Amrt.   1; 2        650,000      607,469
3092 Flag City          Lodi, CA                05/04/01    41%  12.75    5/1/2004   C      Int.     1         775,000      775,000
3094 Morton             Taft, CA                05/17/01    60%  12.75    8/1/2003   C     Amrt.   1; 2        302,258      280,966
3095 Ellis              San Francisco, CA       05/16/01    43%  12.50    2/1/2007   C     Amrt.   1; 2        290,000      262,192
3096 Goldenberg         Napa, CA                08/30/01    59%  13.00   10/1/2006   C      Int.   1; 2      1,385,000      755,000
3099 Gandhi             Pleasanton, CA          07/18/01    66%  13.75    9/1/2006   R      Int.     2         485,000      235,000
3101 Thomas             San Leandro, CA         08/08/01    61%  11.75    9/1/2006   MR     Int.     1         730,000      430,000
3102 Danelen            Watsonville, CA         02/12/02    67%  10.75    3/1/2007   C     Amrt.     1         465,000      450,882
3105 Alexander          Oakland, CA             11/30/01    66%  10.25   12/1/2006   R      Int.     1       1,430,000      295,664
3107 Manhattan Beach    Rockaway Beach, OR      02/28/02    66%  11.00    2/1/2008   R      Int.     1         550,000      550,000
3108 Thomas             San Leandro, CA         03/06/02    49%  11.75    3/1/2007   MR     Int.     2         265,000      265,000
3110 Porto Bodega       Bodega Bay, CA          05/10/02    66%  11.75    5/1/2004   C      Int.     1       2,250,000    1,405,000
3111 Azari              Berkeley, CA            05/08/02    57%  11.00   11/1/2002   C      Int.   1; 2        650,000      650,000
3112 Jackson-Encinal    Oakland, CA             04/30/02    60%  12.00    5/1/2007   C      Int.   1; 2      2,000,000    1,000,000
3115 Mattos             Hayward, CA             07/03/02    63%  12.50    8/1/2007   C      Int.     2         655,000      418,500
3116 Stadium-Aldar      Berkeley, CA            07/17/02    64%  12.75    8/1/2005   C      Int.   1; 2      1,900,000    1,250,000
3118 Napa Valley AthletiNapa, CA                08/16/02    65%  11.50    9/1/2007   C      Int.     2       1,070,000    1,070,000
3119 Willett            Oakland, CA             10/08/02    64%  12.75   9/16/2007 R, MR    Int.     2         650,000       96,076
3121 Dosanjh            Hayward, CA             09/26/02    65%  12.00   9/23/2007   C      Int.     1         715,000      415,000
3125 Spencer            Tulare, CA              01/24/03    60%  11.75    2/1/2006   C      Int.   1; 2      2,550,000    2,000,000
3126 Danelen            San Jose, CA            02/14/03    22%  10.00    3/1/2005   C      Int.     1         570,000      425,000
3127 Punla              San Francisco, CA       03/04/03    67%  11.75    3/1/2008   C      Int.     2         750,000      125,000
3128 Weber              Alamo, CA               02/27/03    51%  11.25    3/1/2003  R, C    Int.     2       2,000,000    1,050,000
3129 OSR Investors      Napa, CA                04/01/03    67%   9.75    4/1/2008   C      Int.     1       1,650,000      350,000
3131 Nappaland, Inc.    St. Helena, CA          02/27/03    47%  12.00    4/1/2008   C      Int.     2         300,000      310,000
3133 Brugnara           San Francisco, CA       03/21/03    42%  11.75   10/1/2004   R      Int.     1       2,500,000    1,350,000
                                                                                                                       ------------
                                                                                                                         22,650,492
                                                                                                                       ------------

a  Date Orig: Origination Date                                     f  Loan Type: Amrt. - Amortized payments of principal & interest;
b  LTV (Loan to Value): The ration of the amount of loan to                      Int. - Payments of interest only, balloon principal
     the underwritten value of the property securing the loan                           payment
c  Int:  Interest rate                                             g  SP (Secured Position):  1 - First mortgage;
d  Mat Date: Maturity Date                                                                    2 - Second mortgage
e  PT (Property Type): C - Commercial; M - Multi-Residential;      h  Purchase Price: Amount paid by the Company to purchase
                                       R - Residential                                        the loan.

SECURITIES BEING REGISTERED UNDER THIS FORM 10-SB

The title of the class of securities being registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, is "units of limited liability company interest." In the following text, the terms "Fund" and "we" refer to the Registrant. The term "you" or "your" refers to members.

LIMITED LIABILITY OF MEMBERS

The California statute under which the Fund has been formed provides that members are not personally liable for the obligations of their limited liability company. The operating agreement also provides that every written agreement entered into by us is not enforceable against our members personally.

MEETINGS

Either the Manager or members owning capital accounts with at least 10% of the amounts in all capital accounts may call meetings of the members. The Manager has informed us that it has no present intention of calling any meetings of the members. Any voting by the members is anticipated to be by written consent.

VOTING AND OTHER RIGHTS OF MEMBERS

The Manager may amend the operating agreement without your consent to

         o        remedy any ambiguity or formal defect or omission,

         o        conform it to applicable laws and regulations, and

         o make any change which, in the judgment of the Manager, is not to the prejudice of the members.

We require the vote or consent of a majority of members (excluding the Manager or its affiliates) to do any of the following:

         o amend the operating agreement, except in the instances mentioned above,

         o        dissolve the Fund and wind up our business,

         o        add or remove a Manager,

         o        cause us to merge with another company, and

         o        approve or disapprove the sale of more than 50% of our assets.

DESCRIPTION OF THE UNITS

Each unit represents an undivided equity interest in a California limited liability company. The units in the Fund are not evidenced by a certificate. Units are non-assessable and are entitled to a pro rata share of the Fund's profits and losses in accordance with the terms of the operating agreement. There are various limitations on transfer of units. The Manager may reject any proposed transfer which would jeopardize the status of the Fund as a partnership for Federal tax purposes. Owners of units must hold their units for at least one year. After the one year holding period, an owner may redeem his/her units by submitting a written request for redemption to our Manager, subject to our having adequate funds available to make the requested redemption and subject to an overall cap that not more than 10% of the units may be redeemed in any 12 month period. There are no outstanding securities senior to the units and senior securities may only be issued with the approval of a majority of the holders of the units. Each holder of units is entitled to vote on matters pertaining to the Fund in accordance with the terms of the operating agreement.

CAPITAL ACCOUNTS

The Manager will credit the capital account it establishes for you when we receive your initial investment after the escrow ends. We will allocate to your capital account the percentage of our income, gains, losses and distributions that the amount in your capital account bears to all members' capital accounts. Your capital account will increase by the amount of additional capital contributions you make, including distribution reinvestments, and by your share of income and gains realized by us. Your capital account will decrease by your share of losses realized by us and any income or capital we distribute to you.

Except for when we write down our investments, we do not adjust capital accounts to reflect unrealized appreciation or depreciation of our underlying assets. Consequently, the amount in your capital account may not reflect the portion of the fair market value of our underlying assets attributed to your units. This is a continuous offering in which allocations will be made based on the proportionate interest of capital accounts. As a result, depending upon when units are purchased, the units purchased by our members for ten dollars will likely have:

         o different rights to distributions and income from our mortgage loans, and

         o different proportionate interests in the fair market value of our underlying assets.

If the fair market value of our assets is less than the cost of the assets on our books when you make a capital contribution, then the value of your units' interest in the fair market value of our underlying assets may be less than ten dollars per unit. Conversely, if the fair market value of our assets is greater than the cost of the assets on our books when a new member makes a capital contribution, then your units' interest in the realized gains in the fair market value of our assets will be shared with the new members making the contribution or reinvestment. This will result in a dilution in the value of your units' interest in the fair market value of our underlying assets. These principles apply equally for when a member makes a distribution reinvestment.

UNIT REPURCHASES AND DEEMED DISTRIBUTIONS

The number of units you hold will decrease when we return capital to you and will increase when you contribute or are deemed to recontribute capital. If we return capital to you, we will treat it as a redemption of units in an amount proportionate to the amount in your capital account. We will provide statements to you reflecting the number of units that we have redeemed and the number of units that you still own as a result of the redemption.

Additionally, for tax purposes you will be deemed to have received a return of capital and recontributed to us any proceeds we receive from loan repayments, foreclosures or other capital transactions, or any loan modifications or extensions treated as a disposition for tax purposes. While we believe that this characterization will not affect the tax liability of our members, if the Internal Revenue Service unexpectedly were to disagree, you may have a tax liability with no cash distributions to pay that liability.

WRITE-DOWN OF INVESTMENTS

As indicated above, we make annual downward adjustments if the fair market value of our assets has declined during that year, to reflect then-current market conditions. We refer to these downward adjustments as write-downs. We will make any necessary write-downs within 30 days following the end of each year. Our accountants will then confirm that the write-down conforms with generally accepted accounting principles. If a write-down is required, the write-down shall be effective on the last day of the calendar quarter and the capital accounts of all members on that date shall be reduced accordingly.

MEMBERS' RETURN ON INVESTMENT

Our mortgage loans will generate monthly payments of interest and/or principal to us. We intend to distribute these interest payments to you as described below. These distributions will be paid quarterly in arrears in cash or via reinvestment. We will not accumulate assets other than mortgage notes or similar instruments and we will not usually accumulate cash on hand, except for working capital reserves of approximately 3% of capital contributions except when the Manager elects to return additional cash pending investment in mortgage loans in which cash funds will be held in short-term liquid investments. We cannot make distributions to you until we have received the proceeds from the Offering, and invested them in mortgage loans. Thereafter, our first distribution to you will be your share of our distribution for the quarter in which your contribution is actually received by us and invested. We calculate the amount of your distributions on a pro rata basis, based upon the return, if any, on all of our assets, the size of your capital account and, if applicable, when during the quarter we received your contribution.

We will distribute all net income attributable to interest we receive from borrowers. When we distribute net income attributable to these payments, all distributions will be made to the members in proportion to their contributed capital.

Net proceeds will include the proceeds from the repayment of principal or the prepayment of a mortgage loan, or the net proceeds of a foreclosure sale. The Manager may consider the alternatives listed below in determining whether and how much of the net proceeds to distribute in cash. Net proceeds will be distributed during the period that is within 36 months of the scheduled termination of the Fund, December 31, 2021.

         o        reinvesting in new loans,

         o improving or maintaining any properties that we acquire through foreclosure,

         o        paying permitted operating expenses, or

         o        distributing to the members.

Before making a distribution, we will pay our expenses and other liabilities and confirm that our working capital reserves are adequate. If net proceeds are to be retained and not distributed, there must be sufficient cash distributed, to the extent available, to pay any anticipated state and federal taxes (assuming a specified tax bracket applicable to all Members) created by the disposition or refinancing of a mortgage loan.

DISTRIBUTION REINVESTMENT PLAN

You can elect to participate in the distribution reinvestment plan by so indicating in your completed subscription agreement, or you can later elect to become a participant. We will treat you as a distribution reinvestment plan participant on the date we actually receive your initial investment, if you indicate in your subscription agreement that you want to participate in the plan. You may also make an election or revoke a previous election at any time by sending us written notice. Units purchased under the plan will be credited to your capital account as of the first day of the calendar quarter following the calendar quarter in which the reinvested distribution was made. If you notify us prior to 10 days before the end of any given quarter, you will be removed from the reinvestment plan during that quarter and any distribution you receive that quarter will be paid in cash. If you notify us within ten days of the end of the quarter, you will need to wait until the following quarter to receive cash instead of units.

Your continued participation in the plan depends on whether you meet our investor suitability standards. While you are a participant, for each $10.00 in distributions you reinvest, you will acquire one unit. The Manager may terminate or reinstate, as applicable, the distribution reinvestment plan at any time.

If you choose to reinvest your distributions in units, we will send you a report within 30 days after each time you receive units describing the distributions you received, the number of units you purchased, the purchase price per unit, and the total number of units accumulated. We will also send you a current prospectus and tax information for income earned on units under the reinvestment plan for the calendar year when you receive annual tax information from us. You must pay applicable income taxes upon all distributions, whether the distribution is paid in cash or reinvested.

No reinvestment participant shall have the right to draw checks or drafts against his distribution reinvestment account.

Units you acquire through the distribution reinvestment plan carry the same rights as the units you acquired through your original investment. However, as previously noted, the proportional net asset value of the new units issued for ten dollars will not necessarily be the same as those previously acquired for ten dollars.

We may amend or end the distribution reinvestment plan for any reason at any time by mailing a notice to you at your last address of record at least 30 days before the effective date of our action. The Manager specifically reserves the right to suspend or end the distribution reinvestment plan if:

         o the Manager determines that the distribution reinvestment plan impairs our capital or operations;

         o the Manager determines that an emergency makes continuing the plan unreasonable;

         o any governmental or regulatory agency with jurisdiction over us requires us to do so;

         o in the opinion of our counsel, the distribution reinvestment plan is no longer permitted by federal or state law;

         o        if transactions involving units within the previous twelve
                  (12) months would result in our being considered terminated under Section 708 of the Internal Revenue Code; or

         o the Manager determines that allowing any further reinvestments would create a material risk that we would be treated as a publicly traded partnership within the meaning of Section 7704 of the Internal Revenue Code.

REPURCHASE OF UNITS, WITHDRAWAL FROM THE FUND

You may withdraw, or partially withdraw, from the Fund and obtain the return of all or part of your capital account within 61 to 91 days after you deliver written notice of withdrawal to the Manager, subject to the following additional conditions:

         o You may not withdraw from the Fund until one year after you purchased units.

         o We can only make cash payments in return of an outstanding capital account from net proceeds of capital transactions and capital contributions.

         o The Manager must determine that your proposed withdrawal will not impair the capital or operation of the Fund.

         o We are not required to sell any portion of our assets to fund a withdrawal.

         o The amount to be distributed to you depends solely on your capital account on the date of the distribution, even if this is not the same as your proportionate share of the then fair market value of our assets.

         o We will not permit more than 10% of the outstanding capital accounts of members to be withdrawn during any calendar year, except upon dissolution of the Fund.

         o If your capital account is reduced below $10,000 due to any withdrawal payment, we may distribute all remaining amounts in your capital account to you in cancellation of your units, and you will then cease to be a member.

         o All payments to meet requests for withdrawal are on a first-come, first-served basis. If the sums needed to fund withdrawals in any particular month exceed the amount of cash available for withdrawals, funds will be distributed first to the member whose request we received first, until his withdrawal request is paid in full.

                                     PART II

ITEM 1. MARKET PRICE, DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is no public trading market for the Registrant's units of limited liability company interest. As of June 30, 2004 there were 360 members of the Registrant. The cumulative amount of interest distributions allocated to members as of June 30, 2004 is $2,247, 966, which provided a return on investment of a range of 6% to 9%, depending on when an investment was made.

ITEM 2.  LEGAL PROCEEDINGS

         None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         None.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Fourth Amended Operating Agreement of Registrant provides that it may indemnify the Manager or hold it harmless under certain circumstances. It will not indemnify the Manager or any of its affiliates, agents, attorneys, nor any person acting as securities broker or dealer for any loss or liability suffered by the Registrant, unless all of the following conditions are met:

         o the Manager has determined in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Registrant;

         o the Manager was acting on behalf of or performing services for the Registrant;

         o such liability or loss was not the result of negligence or misconduct by the Manager; and

         o such indemnification or agreement to hold harmless is recoverable only out of the assets of the Registrant and not from the members.

Notwithstanding the statements regarding indemnification in the preceding paragraph, Registrant will not indemnify the Manager or any of its affiliates, agents, or attorneys, nor any person acting as securities broker or dealer for the units from any liability, loss or damage incurred by them arising due to an alleged violation of federal or state securities laws unless:

         o there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular party;

         o the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular party; or

         o a court of competent jurisdiction approves a settlement of the claims against the particular party and finds that indemnification of the settlement and related costs should be made.

Before seeking a court approval for indemnification, the party seeking indemnification must apprise the court of the position of the Securities and Exchange Commission concerning indemnification for securities violations, which is that indemnification for liabilities arising under the Securities Act of 1933 is against public policy and therefore unenforceable.

The Registrant will not purchase any insurance that protects a party from any liability for which it could not indemnify that party.

It will advance funds to the Manager or its affiliates for legal expenses and other costs incurred as a result of any legal action if the following conditions are satisfied:

         o the legal action relates to acts or omissions with respect to the performance of duties or services on its behalf;

         o the legal action is initiated by a third party who is not a member, or the action is initiated by a member and a court specifically approves such advancement; and

         o the Manager or its affiliates undertake to repay the advanced funds to it in the event the Manager or its affiliates is not entitled to indemnification.

                                    PART F/S

                          INDEPENDENT AUDITORS' REPORT


To the Manager and Members of
Yosemite Mortgage Fund II, LLC

We have audited the accompanying balance sheets of Yosemite Mortgage Fund II, LLC (a California limited liability company) as of December 31, 2003 and 2002, and the related statements of operations, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yosemite Mortgage Fund II, LLC (a California limited liability company) as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/  Burr, Pilger & Mayer LLP



San Francisco, California
January 9, 2004, except for Note 2,
     as to which the date is February 5, 2004


                                   YOSEMITE MORTGAGE FUND II, LLC
                              (A CALIFORNIA LIMITED LIABILITY COMPANY)

                                           BALANCE SHEETS




                                                                         December 31,     December 31,
                                                                            2003              2002
                                                                            ----              ----

                                           ASSETS

Loans receivable (Note 4)                                                $28,495,649      $        --
Cash                                                                       4,419,769            1,000
Interest receivable                                                          271,448               --
Late fee receivable                                                              187               --
Deferred offering costs, net of accumulated amortization of $62,524          406,408          407,238
         and $0 at December 31, 2003 and 2002, respectively
Software                                                                      36,982               --
                                                                         -----------      -----------

         Total assets                                                    $33,630,443      $   408,238
                                                                         ===========      ===========


                                   LIABILITIES AND MEMBERS' EQUITY

Liabilities:
   Accounts payable                                                      $    11,523      $        --
   Deposits from pending members                                             137,000               --
   Service fees payable to related party (Note 3)                              5,796               --
   Due to affiliate (Note 3)                                                      --          407,238
   Distribution payable                                                      264,278               --
                                                                         -----------      -----------


         Total liabilities                                                   418,597          407,238
                                                                         -----------      -----------

Members' equity:
   Initial member                                                                824            1,000
   Members                                                                33,211,022               --
                                                                         -----------      -----------

         Total members' equity                                            33,211,846            1,000
                                                                         -----------      -----------


         Total liabilities and members' equity                           $33,630,443      $   408,238
                                                                         ===========      ===========

             The accompanying notes are an integral part of these financial statements.

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)

                            STATEMENTS OF OPERATIONS

                                  ------------






                                          For the year ended  For the year ended
                                          December 31, 2003   December 31, 2002
                                          -----------------   -----------------

Revenue:
   Interest on loans receivable                  $1,249,566          $       --
   Late fee income                                    2,887                  --
   Other interest                                     1,746                  --
                                                 ----------          ----------

Total revenue                                     1,254,199                  --
                                                 ----------          ----------
Expenses:
   Accounting                                        50,904                  --
   Amortization                                      62,524                  --
   Taxes, licenses and fees                          15,187                  --
   Legal fees                                        11,515                  --
   Printing                                          10,004                  --
   Service fees (Note 3)                             26,785                  --
   Other                                              3,024                  --
                                                 ----------          ----------

         Total expenses                             179,943                  --
                                                 ----------          ----------

Net income                                       $1,074,256          $       --
                                                 ==========          ==========

   The accompanying notes are an integral part of these financial statements.


                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)

                          STATEMENTS OF MEMBERS' EQUITY

                                  ------------






                                Initial Member         Members              Total
                                 -------------      -------------      -------------
Balance, January 1, 2002                   --                 --                 --


Contributions                           1,000                 --              1,000
                                 -------------      -------------      -------------

Balance, January 1, 2003                1,000                 --              1,000

Contributions                              --       $ 32,563,899         32,563,899

Distributions                              --           (427,309)          (427,309)

Net (loss) income allocated              (176)         1,074,432          1,074,256
                                 -------------      -------------      -------------

Balance, December 31, 2003       $        824       $ 33,211,022       $ 33,211,846
                                 =============      =============      =============


   The accompanying notes are an integral part of these financial statements.


                                             YOSEMITE MORTGAGE FUND II, LLC
                                        (A CALIFORNIA LIMITED LIABILITY COMPANY)

                                                STATEMENTS OF CASH FLOWS

                                                      ------------


                                                                           For the year ended  For the year ended
                                                                           December 31, 2003   December 31, 2002
                                                                           -----------------   -----------------
Cash flows from operating activities:
   Net income                                                                   $  1,074,256        $         --
   Amortization of deferred offering costs                                            62,524                  --
   Adjustments to reconcile net income to net cash provided by operations:
     Interest receivable                                                            (271,448)                 --
     Late fees receivable                                                               (187)                 --
     Deferred offering costs                                                         (61,694)                 --
     Accounts payable                                                                 11,523                  --
     Deposits from pending members                                                   137,000                  --
     Service fees payable                                                              5,796
     Payable to affiliate                                                           (407,238)                 --
                                                                                -------------       -------------
         Net cash provided by operating activities                                   550,532                  --
                                                                                -------------       -------------

Cash flows from investing activities:
   Purchase of loans                                                             (28,495,649)                 --
   Purchase of software                                                              (36,982)                 --
                                                                                -------------       -------------
         Net cash used in investing activities                                   (28,532,631)                 --
                                                                                -------------       -------------

Net cash from financing activities:
   Members' contributions                                                         32,563,899               1,000
   Members' distributions                                                           (163,031)                 --
                                                                                -------------       -------------
         Net cash provided by financing activities                                32,400,868               1,000
                                                                                -------------       -------------

Increase in cash                                                                   4,418,769               1,000

Cash at beginning of year                                                              1,000                  --
                                                                                -------------       -------------

Cash at end of year                                                             $  4,419,769        $      1,000
                                                                                =============       =============

                       The accompanying notes are an integral part of these financial statements.

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
                                  ------------


1.     NATURE OF OPERATIONS AND DEVELOPMENT-STAGE OPERATIONS

       Yosemite Mortgage Fund II, LLC (the Company) was formed on March 19, 2001 under the California Beverly-Killea Limited Liability Company Act (the
       Act), to conduct any lawful business for which a limited liability company may be organized under the Act, including investment of the Company's cash and the purchase and sale of notes, mortgages, and deeds of trust, secured by interests in real estate.

       The Company's operating agreement provides that the term of the Company shall continue until December 31, 2021, unless terminated earlier.

       The Company began operations in May of 2003. Fiscal year 2003 is the first year during which the Company is considered an operating company. Prior to fiscal year 2003, the company had been in the development stage.

       The Manager is MFP Management LLC (a California limited liability company) formed on May 14, 2001 under the Act and is engaged in business as an investor in real estate secured loans. MFP Management LLC is an affiliate of Pontes Financial Group, Ltd. a California corporation, and Steven M. Pontes, General Manager of MFP Management LLC.

       The fiscal year end of the Company is December 31.

       The Profit or Loss of the Company is allocated to the Members in proportion to their respective Percentage Interest. The Manager is required to allocate to the Members all Profits and Losses realized by the Company during any quarter as of the close of business on the last day of each calendar quarter, in accordance with their respective Interests and in proportion to the number of days during the calendar quarter that they owned the Interests.

       The Manager and its Affiliates are entitled to receive fees, compensation and expense reimbursements from the Company, such as Management Fee, Mortgage Service Fees, Company Expenses, Promotional Interest, Property Management Fee, and Real Estate Brokerage Commissions.

       The Manager is entitled to receive from the Company a Management Fee payable monthly, in amounts determined by the Manager from time to time, up to a maximum of three-quarters of one percent (0.75%) per annum of the Base Amount. For any portion of the Capital Contributions not included in the Base Amount, the Management Fee shall not exceed 0.5% per annum.

       The Manager is entitled to receive a Promotional Interest in the Company, as an additional Management Fee, that is equal to twenty-five percent (25%) of the amount of Cash Available for Distributions that exceeds twelve percent (12%) of Capital Contributions, for each and every Fiscal Year of the Partnership on a noncumulative basis.

       If the Manager or an Affiliate performs property management services with respect to a foreclosed residential property, the maximum Property Management Fee, including all rent-up, leasing, and re-leasing fees and bonuses, and leasing related services paid to any Person, shall be five percent (5%) of the gross revenues from such property. For individual and commercial property, the maximum Property Management Fee from such leases shall be six percent (6%) of the gross revenues where the Manager or its Affiliates includes leasing, re-leasing, and leasing-related services. Conversely, the maximum Property Management Fee from such leases shall be three percent (3%) of the gross revenues where the Manager or its Affiliates do not perform leasing, re-leasing, and leasing-related services with respect to the property. For industrial and commercial properties which are leased on a long-term basis, the maximum Property Management Fee from such leases shall be one percent (1%) of the gross revenues, except for a one-time initial leasing fee of three percent (3%) of the gross revenues on each lease payable over the first five full years of the original term of the lease.

       The total compensation paid to all Persons for the sale of a property held by the Company as a result of a foreclosure shall be limited to a competitive real estate commission, not to exceed six percent (6%) of the contract price for the sale of the property.

       All capitalized items used in this Note 1 are defined in the Company's operating agreement.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Organization have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

         ESTIMATES

         The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         INCOME (LOSS) ALLOCATION

         Quarterly profits and losses are allocated to the members based upon each member's respective interest in proportion to the number of days during the quarter in which each member owned the interest. Net losses allocable to the period before the admission of additional members are allocated to the initial member. During the first quarter of 2003, the initial member was the only member; accordingly, the first quarter's net loss of $176 was allocated to the initial member. Terms of the Limited Liability Company Operating Agreement call for prospective profits and losses to be allocated only to the members with no allocation to the initial member.

         INCOME TAXES

         The Company is treated as a partnership for federal and California income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members individually, and no federal or California income taxes are provided for in the financial statements of the Company. The Company pays an annual California tax of $800 and an annual California LLC fee based upon its total annual income.

         REVENUE RECOGNITION

         Interest is recognized as revenue when earned according to the terms of the loan.

         CAPITALIZED SOFTWARE

         Capitalized software is stated at cost. At December 31, 2003, the software was still in the development stage. Once the software is placed in service, depreciation will be computed using the straight-line method over three years.

         All long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment losses are recorded if the asset's carrying amount is not recoverable through its undiscounted cash flows. An impairment loss is recognized and recorded in current earnings to the extent the carrying amount of an asset exceeds its estimated fair value.

         LOANS SECURED BY TRUST DEEDS

         Loans secured by trust deeds are selected by the Manager and originated by or through Pontes Financial Group, Ltd., a California licensed real estate broker corporation, and are recorded at cost. Interest income on loans will be accrued by the simple interest method. The Company will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, and a specific reserve is recorded. Cash receipts will be allocated to interest income, except when such payments are specifically designated as principal reduction or when management does not believe the Company's investment in the loan is fully recoverable.

         At December 31, 2003, three of the loans were delinquent. A Notice of Default was filed on two of these loans (PFG Loan #'s 3064 and 3095). These two loans are loans to the same borrower. In February 2004 the borrower subsequently sold one of the properties collateralizing the loans, and the loans are now current. The Manager was one of the purchasers of the sold property.

         The third loan in default, PFG Loan #3107, in the amount of $550,000, has been delinquent since October 1, 2003. The Company intends to file a Notice of Default in the near future. Because the loan is considered impaired, the company has not accrued interest income during the months of November and December 2003. The loan is secured by a property located in Oregon, and the Company believes that there is adequate collateral to cover the full value of the loan plus all unpaid interest and late fees.

         There were no investments in mortgage loans as of December 31, 2002.

         ALLOWANCE FOR LOAN LOSSES

         The Manager regulary reviews the mortgage loan portfolio to assess whether a loan loss reserve is necessary. Borrower payment history, the value of the property by which the loan is secured, and other economic and geographical conditions are considered. In addition to these factors the Manager believes its underwriting standard to fund only those loans not greater than 70% of the collateral provides an adequate reserve against risk posed by market deterioration and/or deliquent payments. The Manager does not accrue any interest income for any loans delinquent or otherwise in default. The Manager regularly reviews its portfolio particularly any loans that are delinquent to determine whether a loan loss reserve is necessary. At December 31, 2003, the Manager determined that no loan loss reserves were required.

         DEFERRED OFFERING COSTS

         During the Company's development stage, all costs associated with the offering of the Company's securities were capitalized. These deferred offering costs, totaling $468,932 are amortized using the straight-line method over five years.

3.     RELATED PARTY TRANSACTIONS

         DUE TO AFFILIATE

         Pontes Financial Group, Ltd., the Initial Member, has advanced offering costs and paid certain expenses on behalf of the Company and was entitled to receive reimbursement from the Company. As of December 31, 2003, outstanding offering costs and expenses payable to Pontes Financial Group, Ltd. have been paid. As of December 31, 2002, outstanding offering costs of $407,238 were due to Pontes Financial Group, Ltd. The Manager or its Affiliates received $507,648 and $0 for the reimbursement of costs or expenses from the registrant during 2003 and 2002, respectively.

         MANAGEMENT FEES

         Under the Operating Agreement, the Manager is entitled to receive from the Company and assign to its affiliate a Management Fee payable monthly, in amounts determined by the Manager from time to time, up to a maximum of three-quarters of one percent (0.75%) per annum of capital contributions committed to investment in mortgage loans. The Management Fee was waived by the Manager for the years ending December 31, 2003 and 2002. Had the Manager accepted the management fee, the maximum management fee expenses charged to the Company would have been $239,460 and $0 for the years ending December 31, 2003 and 2002, respectively.

         LOAN SERVICING FEES

         The Manager and its Affiliates are also entitled to receive monthly Mortgage Servicing Fees on loans which it service in the amount of three-quarters of one percent (0.75%) per annum of the principal outstanding in each loan. One quarter of one percent (0.25%) of the total fees were paid by the Company and the remaining one-half of one percent (0.5%) of the total fees were paid by the borrowers. Loan servicing fees, representing the one-quarter of one percent paid to the Company, were $26,785 for the year ended December 31, 2003 and $0 for the year ended December 31, 2002. Service fees payable to the Manager from the Company as of December 31, 2003 and December 31, 2002 were $ 5,796 and $0, respectively.

         BORROWER'S COSTS

         The Manager receives loan origination fees and other fees normally associated with the loan placement and paid by the borrowers. These fees are paid directly to the Manager by borrowers and are not included in the income and expenses of the Company.

         LOANS PURCHASED FROM AFFILIATES OF THE MANAGER

         The Company purchased loans, in whole or in part, from affiliates of the Manager and certain members of the Company. Payments of interest and principal for loans purchased are due on the first of the following month. As of December 31, 2003 and as of December 31, 2002 there were no outstanding amounts payable for the loans purchased during the quarter.


4.     LOANS RECEIVABLE

       All loans receivable are secured by deeds of trust, and ownership of some loans is partially shared with related parties (See Note 3). Loans receivable as of December 31, 2003 consist of the following:

         Loan #3041, due in monthly installments of $5,447 including principal and interest at 12.75% matured in August 2003. The Company did not demand payment at the time the loan matured, and the borrower has continued to make timely monthly payments. The face amount of this loan is $512,668. The Company owns 75.56% of this loan. $ 387,349


4.       LOANS RECEIVABLE, continued

         Loan #3053, due in monthly installments of $4,604 of interest only at
         13.00% maturing in September 2004. The face amount of this loan is
         425,000. The Company owns 76.47% of this loan.                                325,000

         Loan #3054, due in monthly installments of $18,865 including principal and interest at 12.75% maturing in July 2006. The face amount of this
         loan is $1,500,000. The Company owns 100%of this loan.                      1,370,502

         Loan #3064, due in monthly installments of $6,316 including principal and interest at 12.50% maturing in February 2007. The face amount of
         this loan is $470,000. The Company owns 100% of this loan.                  $ 386,680

         Loan #3077, due in monthly installments of $11,793 of interest only at
         12.75%. The principal balance is due in December 2005. The face amount
         of the loan is $1,110,000. The Company owns 86.96% of this loan.              965,217

         Loan #3080, due in monthly installments of $2,498 including principal and interest at 12.75% maturing in March 2006. The face amount of this
         loan is $200,000. The Company owns 100% of this loan.                         185,362

         Loan #3081, due in monthly installments of $8,117 including principal and interest at 12.75% maturing in March 2006. The face amount of this
         loan is $650,000. The Company owns 100% of this loan.                         602,427

         Loan #3092, due in monthly installments of $8,234 of interest only at
         12.75%. The principal balance is due in May 2004. The face amount of
         the loan is $775,000. The Company owns 100% of this loan.                     775,000

         Loan #3094, due in monthly installments of $2,985 including principal and interest at 12.75% matured on August 2003. The face amount of this
         loan is $302,258. The Company owns 100% of this loan.                         280,966

         Loan #3095, due in monthly installments of $4,097 including principal and interest at 12.50% maturing in February 2007. The face amount of
         this loan is $290,000. The Company owns 100% of this loan.                    252,327

         Loan #3101, due in monthly installments of $7,148 of interest only at
         11.75% maturing in September 2006. The face amount of this loan is
         $730,000. The Company owns 58.91% of this loan.                               430,000

         Loan #3102, due in monthly installments of $5,158 including principal and interest at 11.00% maturing in March 2007. The face amount of this
         loan is $465,000. The Company owns 100% of this loan.                         444,581

         Loan #3105, due in monthly installments of $9,909 of interest only at
         11.25% maturing in December 2006. The face amount of this loan is
         $1,430,000. The Company owns 27.97% of this loan.                             295,664

         Loan #3107, due in monthly installments of $5,385 of interest only at
         11.75% maturing in February 2008. The face amount of this loan is
         $550,000. The Company owns 100% of this loan.                                 550,000

                                               Page 32

         4.  LOANS RECEIVABLE, continued

         Loan #3108, due in monthly installments of $2,596 of interest only at
         11.75% maturing in March 2007. The face amount of this loan is
         $265,000. The Company owns 100% of this loan.                                 265,000

         Loan #3110, due in monthly installments of $23,906 of interest only at
         12.75%. The principal balance is due in May 2004. The face amount of
         this loan is $2,250,000. The Company owns 62.44% of this loan.            $ 1,405,000

         Loan #3112, due in monthly installments of $20,000 of interest only at
         12.00%. The principal balance is due in May 2007. The face amount of
         this loan is $2,000,000. The Company owns 50% of this loan.                 1,000,000

         Loan #3115, due in monthly installments of $4,423 of interest only at
         12.68%. The principal balance is due in August 2007. The face amount of
         this loan is $418,500. The Company owns 100% of this loan.                    418,500

         Loan #3116, due in monthly installments of $20,188 of interest only at
         12.75%. The principal balance is due in August 2005. The face amount of
         this loan is $1,900,000. The Company owns 65.79% of this loan.              1,250,000

         Loan #3118, due in monthly installments of $10,447 of interest only at
         11.75% maturing in September 2007. The face amount of this loan is
         $1,070,000. The Company owns 100% of this loan.                             1,070,000

         Loan #3119, due in monthly installments of $1,424 of interest only at
         12.75% maturing in October 2007. The face amount of this loan is
         $134,000. The Company owns 71.70% of this loan.                                96,074

         Loan #3121, due in monthly installments of $7,150 of interest only at
         12.00%. The principal balance is due in October 2007. The face amount
         of this loan is $715,000. The Company owns 58.04% of this loan.               415,000

         Loan #3125, due in monthly installments of $5,463 of interest only at
         11.50% maturing in March 2005. The face amount of this loan is
         $570,000. The Company owns 74.56% of this loan                                425,000

         Loan #3126, due in monthly installments of $24,969 of interest only at
         11.75% maturing in February 2006. The face amount of this loan is
         $2,550,000. The Company owns 78.43% of this loan.                           2,000,000

         Loan #3127, due in monthly installments of $7,344 of interest only at
         11.75%. The principal balance is due in March 2008. The face amount of
         this loan is $625,000. The Company owns 100% of this loan.                    625,000

         Loan #3129, due in monthly installments of $13,406 interest only at
         9.75%. The principal balance is due in April 2008. The face amount of
         this loan is $1,650,000. The Company owns 21.21% of this loan.                350,000

         Loan #3131, due in monthly installments of $4,100 interest only at
         12.00%. The principal balance is due in April 2008. The face amount of
         this loan is $410,000. The Company owns 75.61% of this loan.                  310,000


                                              Page 33

4.     LOANS RECEIVABLE, continued

         Loan #3132, due in monthly installments of $2,231 interest only at
         12.75%. The principal balance is due in July 2006. The face amount of
         this loan is $210,000. The Company owns 100% of this loan.                $   210,000

         Loan #3133, due in monthly installments of $24,479 of interest only at
         11.75%. The principal balance is due in October 2004. The face amount
         of this loan is $2,500,000. The Company owns 54.40% of this loan.           1,350,000

         Loan #3137, due in monthly installments of $5,688 of interest only at
         9.75%. The principal balance is due in May 2008. The face amount of
         this loan is $700,000. The Company owns 100% of this loan.                    700,000

         Loan #3138, due in monthly installments of $5,650 of interest only at
         12.00%. The principal balance is due in December 2004. The face amount
         of this loan is $565,000. The Company owns 100% of this loan.                 565,000

         Loan #3140, due in monthly installments of $19,284 of interest only at
         12.75%. The principal balance is due in November 2008. The face amount
         of this loan is $1,815,000. The Company owns 36.64% of this loan.             665,000

         Loan #3142, due in monthly installments of $15,938 of interest only at
         12.50%. The principal balance is due in November 2004. The face amount
         of this loan is $1,500,000. The Company owns 66.67% of this loan.           1,000,000

         Loan #3143, due in monthly installments of $37,188 of interest only at
         12.75%. The principal balance is due in November 2008. The face amount
         of this loan is $2,500,000. The Company owns 87.86% of this loan.           2,150,000

         Loan #3144, due in monthly installments of $64,547 of interest only at
         12.75%. The principal balance is due in May 2005. The face amount of
         this loan is $6,075,000. The Company owns 81.89% of this loan.              4,975,000
                                                                                   -----------
                                                                                   $28,495,649
                                                                                   ===========

         As of December 31, 2002, there were no loans receivable.


5.  CONCENTRATIONS

         CASH AND CASH EQUIVALENTS

         Financial instruments that potentially subject the Company to concentrations of credit risk consist of bank balances in excess of the FDIC insured amount of $100,000. At December 31, 2003 and December 31, 2002, the Company had approximately $4,384,000 and $0, respectively, of cash that exceeded this limit and thus was not covered by federal depository insurance.

         LOANS RECEIVABLE

         At December 31, 2003, approximately 61% of the Company's loans receivable were collateralized by properties located in Northern California. At December 31, 2002, there were no investments in mortgage loans.

CONDENSED FINANCIAL STATEMENTS

         The accompanying unaudited condensed financial statements should be read in conjunction with the registrant's registration statement on Form SB-2, as amended by Post-Effective Amendment no. 1, dated April 2, 2004, of the Company. These statements have been prepared in accordance with the instructions of the Securities and Exchange Commission Form 10-QSB and do not include all the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements.

         In the opinion of the Company's management, all material adjustments of a normal and recurring nature considered necessary for a fair presentation of results of operations for the interim periods have been included. The results of consolidated operations for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.


                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)


CONDENSED BALANCE SHEET
                                    UNAUDITED

                                                                           MARCH 31, 2004
                                                                           --------------

                                     ASSETS

ASSETS:

    Loans receivable                                                         $27,393,698
    Cash                                                                       8,802,790
    Interest receivable                                                          260,685
    Due from affiliate                                                            50,000
    Deferred offering costs, net of accumulated amortization of $85,971          382,961
                                                                             ------------

          Total Assets                                                       $36,890,134
                                                                             ============



                         LIABILITIES AND MEMBERS' EQUITY


LIABILITIES:
    Accounts payable                                                         $    20,835
    Distributions payable                                                        376,654
    Service fees payable (Note 3)                                                  5,428
                                                                             ------------

          Total Liabilities                                                      402,917
                                                                             ------------

MEMBERS' EQUITY:
    Initial Member                                                                   824
    Members                                                                   36,486,393
                                                                             ------------
       Total Members' Equity                                                  36,487,217
                                                                             ------------

          Total Liabilities and Members' Equity                              $36,890,134
                                                                             ============


   The accompanying notes are an integral part of these financial statements.

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                        CONDENSED STATEMENT OF OPERATIONS
                                    UNAUDITED


                                            For the Three        For the Three
                                              Months Ended        Months Ended
                                            March 31, 2004       March 31, 2003
                                            --------------       --------------

REVENUE:
    Interest on loans receivable              $ 791,574            $      --
    Late charges on loans receivable                166                   --
    Other interest                                2,868                   --
                                              ---------            ---------
       Total Revenue                            794,608                   --
                                              ---------            ---------

EXPENSES:
    Accounting                                   30,052                   --
    Amortization 23,447                              --
    California LLC fees and taxes                11,050                   --
    Legal fees                                   25,873                   --
    Printing                                      1,119                   --
    Service fees (Note 3)                        16,766                   --
                                              ---------            ---------
       Total Expenses                           108,307                   --
                                              ---------            ---------

          Net Income                          $ 686,301           $       --
                                              =========           ==========



   The accompanying notes are an integral part of these financial statements.


                              YOSEMITE MORTGAGE FUND II, LLC
                         (A CALIFORNIA LIMITED LIABILITY COMPANY)
                             CONDENSED STATEMENT OF CASH FLOWS

                                         UNAUDITED

                                                        For the Three     For the Three
                                                         Months Ended      Months Ended
                                                        March 31, 2004    March 31, 2003
                                                         ------------      ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                           $   686,301       $        --
    Amortization                                              23,447                --
    Adjustments to reconcile net income to
       net cash provided by operations:

       Due from affiliate                                    (50,000)               --
       Interest receivable                                    10,762                --
       Late fees receivable                                      118                --
       Accounts payable                                        9,311                --
       Write-off of software                                  36,982                --
       Service fees payable                                     (367)               --
                                                         ------------      ------------
          Net cash provided by operating activities          716,624                --
                                                         ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Issuance of loans receivable                            (420,000)               --
    Purchase of loans receivable                            (600,000)               --
    Collection on loans receivable                         2,121,952                --
                                                         ------------      ------------
     Net cash provided by investing activities             1,101,952                --
                                                         ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Members' Contributions                                 2,817,500                --
    Members' Distributions                                  (253,055)               --
                                                         ------------      ------------
       Net cash provided by financing activities           2,564,445                --
                                                         ------------      ------------

          Increase in cash                                 4,383,021                --

          Cash, beginning of period                        4,419,769                --
                                                         ------------      ------------

                 Cash, end of period                     $ 8,802,790       $        --
                                                         ============      ============

        The accompanying notes are an integral part of these financial statements.

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                    UNAUDITED


                          NOTE 1 - NATURE OF OPERATIONS


Yosemite Mortgage Fund II, LLC (the "Company") is a company formed on March 19, 2001 under the California Beverly-Killea Limited Liability Company Act (the "Act"), to conduct any lawful business for which a limited liability company may be organized under the Act, including investment of the Company's cash and the purchase and sale of notes, mortgages and deeds of trust, secured by interests in real estate.

The Company's operating agreement provides that the term of the Company shall continue until December 31, 2021, unless terminated earlier.

The Manager is MFP Management LLC (a California limited liability company) formed on May 14, 2001 under the Act and is engaged in business as an investor in real estate secured loans. MFP Management LLC is an affiliate of Pontes Financial Group, Ltd. a California corporation, and Steven M. Pontes, General Manager of MFP Management LLC.

The fiscal year end of the Company is December 31.

The Profit or Loss of the Company is allocated to the Members in proportion to their respective Percentage Interest. The Manager is required to allocate to the Members all Profits and Losses realized by the Company during any quarter as of the close of business on the last day of each calendar quarter, in accordance with their respective Interests and in proportion to the number of days during the calendar quarter that they owned the Interests.

The Manager and its Affiliates are entitled to receive fees, compensation and expense reimbursements from the Company, such as Management Fee, Company Expenses, Promotional Interest, Property Management Fee, and Real Estate Brokerage Commissions.

The Manager is entitled to receive from the Company a Management Fee payable monthly, in amounts determined by the Manager from time to time, up to a maximum of three-quarters of one percent (0.75%) per annum of the Base Amount. For any portion of the Capital Contributions not included in the Base Amount, the Management Fee shall not exceed 0.5% per annum.

The Manager is entitled to receive a Promotional Interest in the Company, as an additional Management Fee, that is equal to twenty-five percent (25%) of the amount of Cash Available for Distributions that exceeds twelve percent (12%) of Capital Contributions, for each and every Fiscal Year of the Partnership on a non-cumulative basis.

If the Manager or an Affiliate performs property management services with respect to a foreclosed residential property, the maximum Property Management Fee, including all rent-up, leasing, and re-leasing fees and bonuses, and leasing related services paid to any Person, shall be five percent (5%) of the gross revenues from such property. For individual and commercial property, the maximum Property Management Fee from such leases shall be six percent (6%) of the gross revenues where the Manager or its Affiliates includes leasing, re-leasing, and leasing-related services. Conversely, the maximum Property Management Fee from such leases shall be three percent (3%) of the gross revenues where the Manager or its Affiliates do not perform leasing, re-leasing, and leasing-related services with respect to the property. For industrial and commercial properties which are leased on a long-term basis, the maximum Property Management Fee from such leases shall be one percent (1%) of the gross revenues, except for a one-time initial leasing fee of three percent (3%) of the gross revenues on each lease payable over the first five full years of the original term of the lease.

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
               NOTES TO CONDENSED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


                          NOTE 1 - NATURE OF OPERATIONS



The total compensation paid to all Persons for the sale of a property held by the Company as a result of a foreclosure shall be limited to a competitive real estate commission, not to exceed six percent (6%) of the contract price for the sale of the property.

All capitalized items used in this Note 1 are defined in the Company's operating agreement.




               NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Accounting
-------------------
The financial statements of the Organization have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
------------
The Company is treated as a partnership for federal and California income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members individually, and no federal or California income taxes are provided for in the financial statements of the Company. The Company pays an annual California tax of $800 and an annual California LLC fee based upon its total annual income.

Revenue recognition
-------------------
Interest is recognized as revenue when earned according to the terms of the loan.

Loans secured by trust deeds
----------------------------
Loans secured by trust deeds will be selected by the Manager and originated by or through Pontes Financial Group, Ltd., a California licensed real estate broker corporation, and will be recorded at cost. Interest income on loans will be accrued by the simple interest method. The Company will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement and a specific reserve has been recorded. Cash receipts will be allocated to interest income, except when such payments are specifically designated as principal reduction or when management does not believe the Company's investment in the loan is fully recoverable.

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
               NOTES TO CONDENSED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


Allowance for loan losses
-------------------------
The Manager regulary reviews the mortgage loan portfolio to assess whether a loan loss reserve is necessary. Borrower payment history, the value of the property by which the loan is secured, and other economic and geographical conditions are considered. In addition to these factors the Manager believes its underwriting standard to fund only those loans not greater than 70% of the collateral provides an adequate reserve against risk posed by market deterioration and/or deliquent payments. The Manager does not accrue any interest income for any loans delinquent or or otherwise in default. The Manager regularly reviews its portfolio particularly any loans that are delinquent to determine whether a loan loss reserve is necessary. At March 31, 2004, the Manager determined that no loan loss reserves were required.



                       NOTE 3 - RELATED PARTY TRANSACTIONS


Due from Affiliate
------------------
Pontes Financial Group, Ltd., the Initial Member, has agreed to reimburse the Company for a portion of the organizational costs relating to software development and accounting fees. As of March 31, 2004, the amount due from the Initial Member was $50,000.

Management Fees
---------------
Under the Operating Agreement, the Manager is entitled to receive from the Company a Management Fee payable monthly, in amounts determined by the Manager from time to time, up to a maximum of three-quarters of one percent (0.75%) per annum of capital contributions committed to investment in mortgage loans. Including the quarter ending March 31, 2004, the Manager has waived the management fee for every quarter since the Company's inception. Had the Manager accepted the management fee, the maximum management fee expense charged to the Company would have been approximately $65,832 for the three month period ending March 31, 2004.

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
               NOTES TO CONDENSED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED

NOTE 3 - RELATED PARTY TRANSACTIONS (CONTINUED)

Service Fees
------------
The Manager and its Affiliates are also entitled to receive monthly Mortgage Servicing Fees on loans which it services, in the amount of three-quarters of one percent (0.75%) per annum of the principal outstanding in each loan. One-quarter of one percent (0.25%) of the total fees were paid by the Company and the remaining one-half of one percent (0.5%) of the total fees were paid by the borrowers. Mortgage service fees expense for the three month period ending March 31, 2004 was $16,766. As of March 31, 2004, the mortgage service fees payable to the Manager from the Company was $5,428.

Borrower's Costs
----------------
The Manager receives loan origination fees and other fees normally associated with the loan placement and paid by the borrowers. These fees are paid directly to the Manager by borrowers and are not included in the income and expenses of the Company.

                 Loans Purchased from Affiliates of the Manager
                 ----------------------------------------------

The Company has purchased loans, in whole or in part, from affiliates of the Manager and certain members of the Company. Principal balances for loans purchased are due on the first of the following month. As of March 31, 2004, there was no outstanding payable for loans purchased.

                         YOSEMITE MORTGAGE FUND II, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
               NOTES TO CONDENSED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED

                            NOTE 4 - LOANS RECEIVABLE

All loans receivable are secured by deeds of trust, and ownership of some loans is partially shared with related parties (See Note 3). Loans receivable as of March 31, 2004 consist of the following:

YOSEMITE MORTGAGE FUND II, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)

                      YMFII            YMFII                       3/31/04
 LOAN                3/31/04          PERCENT                       NOTE                    MATURITY
NUMBER               BALANCE           OWNED                        RATE                      DATE
----------------------------------------------------------------------------------------------------------
3041                  236,238         75.56%                       12.75%                    8/1/03
----------------------------------------------------------------------------------------------------------
3053                  325,000         76.47%                       13.00%                    9/1/04
----------------------------------------------------------------------------------------------------------
3054                1,351,633         100.00%                      12.75%                    7/31/04
----------------------------------------------------------------------------------------------------------
3064                  206,229         100.00%                      12.50%                    2/1/07
----------------------------------------------------------------------------------------------------------
3077                  965,217         86.96%                       12.75%                    12/1/05
----------------------------------------------------------------------------------------------------------
3080                  183,760         100.00%                      12.75%                    3/1/06
----------------------------------------------------------------------------------------------------------
3081                  597,222         100.00%                      12.75%                    3/1/06
----------------------------------------------------------------------------------------------------------
3092                  775,000         100.00%                      12.75%                    5/1/04
----------------------------------------------------------------------------------------------------------
3094                  280,966         100.00%                      12.75%                    8/1/03
----------------------------------------------------------------------------------------------------------
3095                  247,875         100.00%                      12.50%                    2/1/07
----------------------------------------------------------------------------------------------------------
3101                  430,000         58.91%                       11.75%                    9/1/06
----------------------------------------------------------------------------------------------------------
3102                  441,299         100.00%                      11.00%                    3/1/07
----------------------------------------------------------------------------------------------------------
3107                  550,000         100.00%                      11.75%                    2/1/08
----------------------------------------------------------------------------------------------------------
3108                  265,000         100.00%                      11.75%                    3/1/07
----------------------------------------------------------------------------------------------------------
3110                1,505,000         67.00%                       12.75%                    5/1/04
----------------------------------------------------------------------------------------------------------
3112                1,000,000         50.00%                       12.00%                    5/1/07
----------------------------------------------------------------------------------------------------------
3115                  418,500         100.00%                      12.68%                    8/1/07
----------------------------------------------------------------------------------------------------------
3116                  723,684         65.79%                       12.75%                    8/1/05
----------------------------------------------------------------------------------------------------------
3118                1,070,000         100.00%                      11.75%                    9/1/07
----------------------------------------------------------------------------------------------------------
3119                   96,075         71.70%                       12.75%                    10/1/07
----------------------------------------------------------------------------------------------------------
3121                  415,000         58.04%                       12.00%                    10/1/07
----------------------------------------------------------------------------------------------------------
3125                  425,000         74.56%                       11.50%                    3/1/05
----------------------------------------------------------------------------------------------------------
3126                2,000,000         78.43%                       11.75%                    2/1/06
----------------------------------------------------------------------------------------------------------
3129                  350,000         21.21%                        9.75%                    4/1/08
----------------------------------------------------------------------------------------------------------
3132                  210,000         100.00%                      12.75%                    7/1/06
----------------------------------------------------------------------------------------------------------
3133                1,350,000         54.00%                       11.75%                    10/1/04
----------------------------------------------------------------------------------------------------------
3137                  700,000         100.00%                       9.75%                    5/1/08
----------------------------------------------------------------------------------------------------------
3138                  565,000         100.00%                      12.00%                    12/1/04
----------------------------------------------------------------------------------------------------------
3140                  915,000         50.00%                       12.75%                    11/8/08
----------------------------------------------------------------------------------------------------------
3142                1,250,000         83.33%                       12.50%                    11/1/04
----------------------------------------------------------------------------------------------------------
3143                2,150,000         61.43%                       12.75%                    11/1/08
----------------------------------------------------------------------------------------------------------
3144                4,975,000         81.89%                       12.75%                    5/1/05
----------------------------------------------------------------------------------------------------------
3146                  420,000         100.00%                      11.75%                    4/1/09
                   ----------
TOTAL              27,393,698
                   ==========
                                          BLENDED GROSS YIELD 12.30%
                                                              ======

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         The following exhibits are listed according to the numbers assigned to them in Part III of Form 1-A:

2. Limited Liability Company Articles of Organization, incorporated by reference to Exhibit 3 to Registrant's Form SB-2 registration statement number 333-98337.

3. Limited Liability Company Fourth Amended Operating Agreement, incorporated by reference to Exhibit 4.1 to Form SB-2/A, amended registration statement filed February 21, 2003, number 333-98337.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Yosemite Mortgage Fund II, LLC


  Date:  July 15, 2004             By:       /s/ Steven M. Pontes
                                           ------------------------------------
                                            Steven M. Pontes, General Manager
                                            MFP Management, LLC,
                                            Manager

                                            Principal Executive Officer
                                            Principal Financial Officer